Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2010 excerpted from pages 104-179 of the 2010 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as at October 31, 2010 and 2009 and for each of the years in the three-year period ended October 31, 2010 and internal control over financial reporting as of October 31, 2010

Consolidated Financial Statements
Contents

105	Financial Reporting Responsibility

106	Independent Auditors’ Reports to Shareholders

108	Consolidated Balance Sheet

109	Consolidated Statement of Operations

110	Consolidated Statement of Comprehensive Income

111	Consolidated Statement of Changes in Shareholders’ Equity

112	Consolidated Statement of Cash Flows

113	Notes to the Consolidated Financial Statements

113	Note 1	—	Summary of Significant Accounting Policies

120	Note 2	—	Fair Value of Financial Instruments

127	Note 3	—	Significant Acquisitions and Disposition

128	Note 4	—	Securities

131	Note 5	—	Loans

133	Note 6	—	Securitizations and Variable Interest Entities

137	Note 7	—	Land, Buildings and Equipment

137	Note 8	—	Goodwill, Software and Other Intangible Assets

138	Note 9	—	Other Assets

138	Note 10	—	Deposits

139	Note 11	—	Other Liabilities

139	Note 12	—	Trading Activities

140	Note 13	—	Financial Instruments Designated at Fair Value

141	Note 14	—	Derivative Instruments

145	Note 15	—	Designated Accounting Hedges

146	Note 16	—	Subordinated Indebtedness

147	Note 17	—	Common and Preferred Share Capital and Preferred Share Liabilities

151	Note 18	—	Capital Trust Securities

151	Note 19	—	Accumulated Other Comprehensive Income

152	Note 20	—	Interest Rate Sensitivity

153	Note 21	—	Stock-based Compensation

155	Note 22	—	Employee Future Benefits

159	Note 23	—	Income Taxes

161	Note 24	—	Earnings per Share

161	Note 25	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

165	Note 26	—	Concentration of Credit Risk

165	Note 27	—	Related-party Transactions

166	Note 28	—	Segmented and Geographic Information

168	Note 29	—	Financial Instruments — Disclosures

169	Note 30	—	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

179	Note 31	—	Future Accounting Policy Changes

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators pursuant to Multilateral Instrument 52-109.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	David Williamson
President and Chief Executive Officer	Chief Financial Officer	December 1, 2010

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2010. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2010, in accordance with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, effective November 1, 2008, CIBC adopted amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, and 3064 “Goodwill and Intangible Assets”. In 2008, CIBC adopted the requirements of the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases” and amendments to CICA Handbook Section 3855 relating to the reclassification of financial assets.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2010 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2010

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Internal Controls under Standards of the Public Company
Accounting Oversight Board (United States)
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010 based on the COSO criteria.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2010 of CIBC and our report dated December 1, 2010 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2010

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2010	2009

ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$1,812

Interest-bearing deposits with banks	9,862	5,195

Securities (Note 4)
Trading (Note 12)	28,557	15,110
Available-for-sale (AFS)	26,621	40,160
Designated at fair value (FVO) (Note 13)	22,430	22,306

	77,608	77,576

Securities borrowed or purchased under resale agreements	37,342	32,751

Loans (Note 5)
Residential mortgages	93,568	86,152
Personal	34,335	33,869
Credit card	12,127	11,808
Business and government (Note 13)	38,582	37,343
Allowance for credit losses	(1,720)	(1,960)

	176,892	167,212

Other
Derivative instruments (Note 14)	24,682	24,696
Customers’ liability under acceptances	7,684	8,397
Land, buildings and equipment (Note 7)	1,660	1,618
Goodwill (Note 8)	1,913	1,997
Software and other intangible assets (Note 8)	609	669
Other assets (Note 9)	11,598	14,021

	48,146	51,398

	$352,040	$335,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$113,294	$108,324
Business and government (Notes 13 and 18)	127,759	107,209
Bank	5,618	7,584

	246,671	223,117

Other
Derivative instruments (Note 14)	26,489	27,162
Acceptances	7,684	8,397
Obligations related to securities sold short (Notes 12 and 13)	9,673	5,916
Obligations related to securities lent or sold under repurchase agreements	28,220	37,453
Other liabilities (Note 11)	12,572	13,693

	84,638	92,621

Subordinated indebtedness (Note 16)	4,773	5,157

Preferred share liabilities (Note 17)	—	600

Non-controlling interests	168	174

Shareholders’ equity
Preferred shares (Note 17)	3,156	3,156
Common shares (Note 17)	6,803	6,240
Treasury shares (Note 17)	1	1
Contributed surplus	96	92
Retained earnings	6,095	5,156
Accumulated other comprehensive income (AOCI) (Note 19)	(361)	(370)

	15,790	14,275

	$352,040	$335,944

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Ronald W. Tysoe
President and Chief Executive Officer	Director

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, except as noted, for the year ended October 31		2010	2009	2008

Interest income
Loans		$7,288	$7,183	$9,308
Securities borrowed or purchased under resale agreements		193	324	1,535
Securities		1,562	1,705	2,682
Deposits with banks		52	85	638

		9,095	9,297	14,163

Interest expense
Deposits		2,192	2,879	6,853
Other liabilities		476	785	1,801
Subordinated indebtedness		188	208	271
Preferred share liabilities (Note 17)		35	31	31

		2,891	3,903	8,956

Net interest income		6,204	5,394	5,207

Non-interest income
Underwriting and advisory fees		426	478	411
Deposit and payment fees		756	773	776
Credit fees		341	304	237
Card fees		304	328	306
Investment management and custodial fees		459	419	525
Mutual fund fees		751	658	814
Insurance fees, net of claims		277	258	248
Commissions on securities transactions		474	472	565
Trading income (loss) (Note 12)		603	(531)	(6,821)
AFS securities gains (losses), net (Note 4)		400	275	(40)
FVO income (loss) (Note 13)		(623)	(33)	(249)
Income from securitized assets		631	518	585
Foreign exchange other than trading		683	496	437
Other		399	119	713

		5,881	4,534	(1,493)

Total revenue		12,085	9,928	3,714

Provision for credit losses (Note 5)		1,046	1,649	773

Non-interest expenses
Employee compensation and benefits		3,871	3,610	3,917
Occupancy costs		648	597	610
Computer, software and office equipment		1,003	1,010	1,095
Communications		290	288	284
Advertising and business development		197	173	217
Professional fees		210	189	230
Business and capital taxes		88	117	118
Other		720	676	730

		7,027	6,660	7,201

Income (loss) before income taxes and non-controlling interests		4,012	1,619	(4,260)
Income tax expense (benefit) (Note 23)		1,533	424	(2,218)

		2,479	1,195	(2,042)
Non-controlling interests		27	21	18

Net income (loss)		$2,452	$1,174	$(2,060)
Preferred share dividends and premiums (Note 17)		(169)	(162)	(119)

Net income (loss) applicable to common shares		$2,283	$1,012	$(2,179)

Weighted-average common shares outstanding (thousands)		387,802	381,677	370,229
Weighted-average diluted common shares outstanding (thousands)		388,807	382,442	371,763
Earnings (loss) per share (in dollars) (Note 24)	– Basic	$5.89	$2.65	$(5.89)
	– Diluted	$5.87	$2.65	$(5.89)
Dividends per common share (in dollars) (Note 17)		$3.48	$3.48	$3.48

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2010	2009	2008

Net income (loss)	$2,452	$1,174	$(2,060)

Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	789	(388)	2,947
Net gains (losses) on hedges of investment in self-sustaining foreign operations	(869)	250	(2,217)

	(80)	(138)	730

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	303	462	(41)
Transfer of net (gains) losses to net income	(230)	(236)	5

	73	226	(36)

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(9)	(26)	(12)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	25	10	(32)

	16	(16)	(44)

Total OCI(1)	9	72	650

Comprehensive income (loss)	$2,461	$1,246	$(1,410)

(1)	Includes non-controlling interest of $1 million (2009: $1 million; 2008: $6 million).
The income tax benefit (expense) allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2010	2009	2008

Net foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(1)	$34	$(44)
Changes on hedges of investment in self-sustaining foreign operations	518	(16)	1,013
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(100)	(151)	(25)
Transfer of net (gains) losses to net income	68	111	(37)
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	3	13	7
Changes on derivatives designated as cash flow hedges transferred to net income	(3)	(9)	16

	$485	$(18)	$930

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2010	2009	2008	2010	2009		2008

Preferred shares (Note 17)
Balance at beginning of year				$3,156	$2,631		$2,331
Issue of preferred shares				—	525		300

Balance at end of year				$3,156	$3,156		$2,631

Common shares (Note 17)
Balance at beginning of year	383,983,867	380,798,218	334,956,954	$6,240	$6,062		$3,133
Issue of common shares	8,755,633	3,185,649	45,841,264	563	178		2,963
Issuance costs, net of related income taxes	—	—	—	—	—		(34)

Balance at end of year	392,739,500	383,983,867	380,798,218	$6,803	$6,240		$6,062

Treasury shares (Note 17)
Balance at beginning of year	(2,000)	6,611	31,625	$1	$1		$4
Purchases	(51,048,586)	(156,495,078)	(136,208,844)	(3,594)	(7,274)		(9,076)
Sales	51,049,786	156,486,467	136,183,830	3,594	7,274		9,073

Balance at end of year	(800)	(2,000)	6,611	$1	$1		$1

Contributed surplus
Balance at beginning of year				$92	$96		$96
Stock option expense				11	12		9
Stock options exercised				(4)	(1)		(1)
Net (discount) premium on treasury shares and other				(3)	(15)		(8)

Balance at end of year				$96	$92		$96

Retained earnings
Balance at beginning of year, as previously reported				$5,156	$5,483		$9,017
Adjustment for change in accounting policies				—	(6	)(1)	(66	)(2)

Balance at beginning of year, as restated				5,156	5,477		8,951
Net income (loss)				2,452	1,174		(2,060)
Dividends (Note 17)
Common				(1,350)	(1,328)		(1,285)
Preferred				(169)	(162)		(119)
Other				6	(5)		(4)

Balance at end of year				$6,095	$5,156		$5,483

AOCI, net of tax (Note 19)
Balance at beginning of year				$(370)	$(442)		$(1,092)
OCI				9	72		650

Balance at end of year				$(361)	$(370)		$(442)

Retained earnings and AOCI				$5,734	$4,786		$5,041

Shareholders’ equity at end of year				$15,790	$14,275		$13,831

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2010	2009		2008

Cash flows provided by (used in) operating activities
Net income (loss)	$2,452	$1,174		$(2,060)
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	1,046	1,649		773
Amortization(1)	375	403		410
Stock option expense	11	12		(21)
Future income taxes	800	38		(1,547)
AFS securities (gains) losses, net	(400)	(275)		40
Losses on disposal of land, buildings and equipment	1	2		—
Other non-cash items, net	(520)	(297)		250
Changes in operating assets and liabilities
Accrued interest receivable	(108)	266		232
Accrued interest payable	42	(339)		(299)
Amounts receivable on derivative contracts	(292)	4,270		(4,297)
Amounts payable on derivative contracts	(574)	(6,063)		5,081
Net change in trading securities	(13,447)	22,278	(2)	13,658 (2)
Net change in FVO securities	(124)	(445)		(11,570)
Net change in other FVO assets and liabilities	118	100		7,034
Current income taxes	466	2,162		(1,780)
Other, net	2,178	—		(5,470)

	(7,976)	24,935		434

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	24,588	(7,569	)(3)	(4,530)
Obligations related to securities sold short	3,094	(2,082)		(5,785)
Net obligations related to securities lent or sold under repurchase agreements	(9,233)	(570)		9,079
Issue of subordinated indebtedness	1,100	—		1,150
Redemption/repurchase of subordinated indebtedness	(1,395)	(1,419)		(339)
Issue of preferred shares	—	525		300
Issue of common shares, net	563	178		2,929
Net proceeds from treasury shares sold (purchased)	—	—		(3)
Dividends	(1,519)	(1,490)		(1,404)
Other, net	(2,051)	596		707

	15,147	(11,831)		2,104

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(4,667)	2,206		4,889
Loans, net of repayments	(24,509)	(12,496)		(22,027)
Proceeds from securitizations	14,192	20,744		11,328
Purchase of AFS securities	(55,392)	(91,663)		(18,847)
Proceeds from sale of AFS securities	41,144	30,205		15,764
Proceeds from maturity of AFS securities	27,585	35,628		8,109
Net securities borrowed or purchased under resale agreements	(4,591)	2,845		(1,576)
Net cash used in acquisitions	(297)	—		—
Purchase of land, buildings and equipment	(220)	(272)		(149)
Proceeds from disposal of land, buildings and equipment	—	—		2

	(6,755)	(12,803)		(2,507)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(38)	(47)		70

Net increase in cash and non-interest-bearing deposits with banks during year	378	254		101
Cash and non-interest-bearing deposits with banks at beginning of year	1,812	1,558		1,457

Cash and non-interest-bearing deposits with banks at end of year(4)	$2,190 (5)	$1,812		$1,558

Cash interest paid	$2,849	$4,242		$9,255
Cash income taxes paid (recovered)	$267	$(1,775)		$1,110

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes securities initially bought as trading securities and subsequently reclassified to loans and AFS securities as noted in Note 4.

(3)	Includes $1.6 billion of Notes purchased by CIBC Capital Trust (Note 18).

(4)	Includes restricted cash balance of $246 million (2009: $268 million; 2008: $291 million).

(5)	Includes cash reserved for payment on redemption of non-cumulative preferred shares (Note 17).
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
The consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income, and comprehensive income arising from differences between Canadian and U.S. GAAP is provided in Note 30.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting changes” section of this note.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of CIBC, its controlled subsidiaries and certain variable interest entities (VIEs), for which we are considered to be the primary beneficiary, after the elimination of intercompany transactions and balances. A primary beneficiary is the enterprise that absorbs a majority of a VIE’s expected losses or receives a majority of a VIE’s expected residual returns, or both. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and the consolidated statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from their scope, including qualified special purpose entities (QSPE).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in Other assets. Our share of income from these investments is included in Non-interest income – Other. Investments over which we exercise joint control are accounted for using the proportionate consolidation method, with only CIBC’s pro-rata share of assets, liabilities, income and expenses being consolidated.
Use of estimates and assumptions
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities, and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of self-sustaining foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are reported in Net foreign currency translation adjustments, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a self-sustaining foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized in the consolidated statement of operations when there is a reduction in the net investment in a self-sustaining foreign operation.
Classification and measurement of financial assets and liabilities
All financial assets must be classified at initial recognition as trading, AFS, FVO, held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. In addition, the standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM and AFS equities that do not have quoted market values in an active market. Commencing August 1, 2008, reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent with respect to a particular non-derivative financial asset. Financial liabilities other than derivatives, obligations related to securities sold short and FVO liabilities are carried at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.

Consolidated Financial Statements
Loans and receivables
Loans and receivables are recorded at amortized cost net of allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. See “Impairment of financial assets” section of this note for our accounting of impaired loans.
Trading financial instruments
Trading financial instruments are assets and liabilities held for trading activities or are part of a managed portfolio with a pattern of short-term profit taking. These are measured at estimated fair value as at the balance sheet date. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as trading financial instruments.
     Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in Non-interest income as Trading income (loss). Dividends and interest income earned and interest expense incurred are included in Interest income and Interest expense, respectively.
AFS securities
AFS securities are carried at fair value (other than equities that do not have quoted market values in an active market) with unrealized gains and losses being reported in OCI until sale, or if an other-than-temporary impairment (OTTI) is recognized, at which point cumulative unrealized gains or losses are transferred from AOCI to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect OTTI are included in AFS securities gains (losses), net, except for retained interests on interest-only strips arising from our securitization activities, which are included in Income from securitized assets. Dividends and interest income from AFS securities, other than interest-only strips, are included in Interest income.
FVO financial instruments
FVO financial instruments are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation. The criteria for applying the fair value option are met when (i) the application of the fair value option eliminates or significantly reduces the measurement inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy and is reported internally on that basis.
     Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO income (loss). Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are then amortized over the expected life of the instrument using the effective interest rate method. For equity instruments, transaction costs are added to the carrying value.
Date of recognition of securities
We account for all securities transactions using settlement date accounting for the consolidated balance sheet.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying amount of the financial asset or liability upon initial recognition.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally in the near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in Interest expense – Other liabilities.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and obligations related to securities lent under repurchase agreements, respectively. Interest on cash collateral paid and received is recorded in Interest income –Securities borrowed or purchased under resale agreements and Interest expense – Other liabilities, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears.

Consolidated Financial Statements
Exceptions are as follows:
•	Credit card loans are not classified as impaired and are fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Commencing the fourth quarter of 2009, interest is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written-off. Refer to Note 5 for additional details.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, having due regard to current conditions. The allowance for credit losses consists of specific and general components. The allowance on undrawn credit facilities including letters of credit is reported in Other liabilities.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolios on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value. Credit card loans are not classified as impaired and a specific allowance is not established. The specific allowance previously established for credit card loans was retroactively reclassified to the general allowance during 2009.
General allowance
A general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet specifically identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances, adjusted for recent loss trends and performance within the retail portfolios.
Impairment of AFS securities
We are required to assess whether an AFS investment is impaired at each balance sheet date.
AFS debt securities
An AFS debt security would be identified as impaired when there is objective observable evidence that comes to the attention of the holder about the ability to collect the contractual principal or interest.
     We assess OTTI for investment grade perpetual preferred shares using this debt security model rather than an equity model.
     Impairment is recognized through income to reduce the carrying value to its current fair value. Impairment losses previously recorded through income are to be reversed through income if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
AFS equity instruments
Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is significant adverse change in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty. In assessing OTTI, we also consider our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The accounting for an identified impairment is the same as described for AFS debt securities above, with the exception that impairment losses previously recognized in income cannot be subsequently reversed.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the consolidated balance sheet date. Realized and unrealized trading gains and losses are included in Trading income (loss). Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as Derivative instruments.

Consolidated Financial Statements
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates. Derivatives are carried at fair value and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as Derivative instruments.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the Canadian Institute of Chartered Accountants (CICA) handbook section 3865 “Hedges”. There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes, such as swap contracts relating to mortgage securitization that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recorded immediately in income.
     Derivatives that do not qualify for hedge accounting are carried at fair value through income. See “Derivatives that do not qualify for hedge accounting” below.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in Net interest income. Changes in fair value from the hedging derivatives are also recognized in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in Net interest income.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in Foreign exchange other than trading (FXOTT). Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT. Any difference between the two represents hedge ineffectiveness.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, for hedging forecasted foreign currency denominated cash flows and hedging certain share-based compensation awards.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized in Net interest income, FXOTT, or Non-interest expenses immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in self-sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after taxes) until a reduction in the net investment occurs, at which time an appropriate portion of the accumulated foreign exchange gains and losses and any applicable taxes in AOCI are recognized in FXOTT and in income taxes, respectively. The ineffective portion of the change in fair value of the hedging instruments is recognized immediately in FXOTT.
Derivatives that do not qualify for hedge accounting
The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO income (loss). The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or compensation expense, as appropriate.
Embedded derivatives
All derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or FVO. These embedded derivatives (which are classified together with the host instrument on the consolidated balance

Consolidated Financial Statements
sheet) are measured at fair value with changes therein recognized in Non-interest income – Other. The host instrument asset and liability are accreted to their maturity value through interest expense and interest income, respectively, using the effective interest rate method.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument.
     Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is carried at fair value.
     For contracts containing one or more embedded derivatives where the embedded derivative significantly modifies the cash flows required by the contract and is not separated from the contract, the entire combined contract should be designated as FVO.
Securitizations
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Our securitizations are accounted for as sales where we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in Income from securitized assets. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are not available for interest-only strips, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, discount rates and other factors that influence the value of interest-only strips.
     Retained interests in securitized assets are classified as AFS securities or loans, as appropriate, and are reviewed for impairment on a quarterly basis. Assets securitized and not sold are generally reported as FVO securities on the consolidated balance sheet and are stated at fair value.
     Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
     We also recognize a servicing liability where we have retained the servicing obligation but do not receive adequate compensation for that servicing. The servicing liability is amortized over the life of the serviced assets and reported in Other liabilities.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in Non-interest income – Other. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized in interest income on an effective yield basis over the life of the resulting mortgages.
     The fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value, which is also recognized in income.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given and then recognized into income over the life of the guarantee. No subsequent remeasurement of fair value is recorded unless the guarantee also qualifies as a derivative, in which case it is remeasured at fair value through income over its life and included in Derivative instruments in assets or liabilities, as appropriate.
Accumulated other comprehensive income (AOCI)
AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premiums on redemptions arising from such preferred shares are reported as Interest expense – Preferred share liabilities.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.

Consolidated Financial Statements
     Amortization is recorded on a straight-line basis as follows:

• Buildings	40 years

• Computer equipment	3 to 7 years

• Office furniture and other equipment	4 to 15 years

• Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in Non-interest income – Other.
Goodwill and software and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in Software and other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized, but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of their carrying amount with their fair value.
     Intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subject to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Software is amortized on a straight-line basis over 2 to 10 years.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2009: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2009: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     Compensation expense for awards under the Restricted Share Award (RSA) plan in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense for similar awards in respect of future services is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.
     Under our RSA plan, where grants are settled in common shares, we hold an equivalent number of common shares in a consolidated compensation trust. Common shares held in the trust and the obligations to employees are offset in Treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in Contributed surplus.
     Under our RSA plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recorded in

Consolidated Financial Statements
the consolidated statement of operations as compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) plan in respect of services already rendered is recognized in the year for which the grant is made. In respect of awards for future services, compensation expense is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest. Changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.
     The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense, within the consolidated statement of operations, either immediately or over the applicable vesting period.
     Our Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. Compensation expense in respect of this plan is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares. Changes in the obligation which arise from fluctuations in the book value of common shares are recorded in the consolidated statement of operations as a compensation expense. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.
     We use the fair value-based method to account for stock options granted to employees. The grant date value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001. When these options are exercised, only the proceeds received are credited to common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan (ESOP) granted prior to 2000 were eligible to be exercised as stock appreciation rights (SARs). SARs obligations, which arose from changes in the market price of common shares, were recorded in the consolidated statement of operations as compensation expense. If SARs were exercised as purchases of common shares, the exercise price, together with the relevant amount in other liabilities, representing the value of common shares at the market price, was credited to common share capital.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with the common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share (EPS)
Basic EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss, diluted EPS equals basic EPS.
Accounting changes
2010
There were no changes to significant accounting policies during 2010.
2009
Financial Instruments – recognition and measurement
On July 29, 2009, the CICA issued amendments to section 3855 “Financial Instruments – Recognition and Measurement”, with effect from November 1, 2008. The revised standard defined loans and receivables as non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:
•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•	AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention

Consolidated Financial Statements
and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.
Following adoption of the revised standard:
•	Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through income for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•	Previously recognized OTTI losses on AFS debt securities are to be reversed through income if the increase in their fair value is related to improvement in credit that occurred subsequent to the recognition of the OTTI.
The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI. Refer to Note 4 for additional details.
Financial Instruments – disclosures
We adopted the amended CICA 3862 handbook section “Financial Instruments – Disclosures”, which expanded financial instrument fair value measurement and liquidity risk management disclosures. See Notes 2, 14 and 29 for further details.
Intangible assets
Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new section established standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008 from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
2008
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge is being recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation” and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 29 for additional details.
     We adopted the amendments to the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3862 “Financial Instruments – Disclosures” and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 for additional details.
Note 2 Fair Value of Financial Instruments
This note presents the fair values of on- and off-balance sheet financial instruments and explains how we determine those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instruments.
     Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.
     Where active markets exist, quoted market prices are used to calculate fair value (Level 1). Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.
     Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

Consolidated Financial Statements
Valuation models may utilize predominantly observable market inputs (Level 2) or may utilize predominantly non-observable market inputs (Level 3). The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place on our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates. We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market and model risks for derivatives and non-derivatives. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty as well as our own credit risk, and a valuation adjustment for administration costs.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.
     We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their book values. These categories are: cash and non-interest bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements; and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.
     Securities for which no active market exists are valued using all reasonably available market information as described below.
     Fair value of government issued or guaranteed securities that are not traded in an active market are calculated using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.
     Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.
     Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by government are valued using cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.
     Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. Private equity securities for which there is no quoted market price are carried at cost. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Consolidated Financial Statements
Fair value option loans are valued using observable market inputs, wherever possible. In the absence of such pricing, we consider indicative broker quotes and internal models utilizing observable market inputs to the extent possible.
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, in which case fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.
     Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. Over-the-counter (OTC) derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.
     In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including indicative dealer and broker quotations, third-party consensus pricing inputs, any relevant observable market inputs, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy and regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.
     After arriving at these valuations, we consider whether CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads or our assessment of recoverable values for each of the derivative counterparties. We also factor in our own credit risk and take into account credit mitigants such as collateral and netting arrangements.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.
     Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.

Consolidated Financial Statements
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Fair value of financial instruments

$ millions, as at October 31

		Carrying value
			Fair value
			through	Fair value			Fair value
		Amortized	statement	through		Fair	over (under)
		cost	of operations	OCI	Total	value	carrying value

2010	Financial assets
	Cash and deposits with banks	$12,052	$—	$—	$12,052	$12,052	$—
	Securities	582	50,987	26,039	77,608	77,936	328
	Securities borrowed or purchased under resale agreements	37,342	—	—	37,342	37,342	—
	Loans
	Residential mortgages	93,529	—	—	93,529	94,560	1,031
	Personal	33,818	—	—	33,818	33,846	28
	Credit card	11,649	—	—	11,649	11,649	—
	Business and government	37,875	21	—	37,896	37,865	(31)
	Derivative instruments	—	24,682	—	24,682	24,682	—
	Customers’ liability under acceptances	7,684	—	—	7,684	7,684	—
	Other assets	7,768	—	—	7,768	7,799	31

	Financial liabilities
	Deposits
	Personal	113,294	—	—	113,294	113,685	391
	Business and government	124,229	3,530	—	127,759	129,352	1,593
	Bank	5,618	—	—	5,618	5,618	—
	Derivative instruments	—	26,489	—	26,489	26,489	—
	Acceptances	7,684	—	—	7,684	7,684	—
	Obligations related to securities sold short	—	9,673	—	9,673	9,673	—
	Obligations related to securities lent or sold under repurchase agreements	28,220	—	—	28,220	28,220	—
	Other liabilities	8,848	—	—	8,848	8,848	—
	Subordinated indebtedness	4,773	—	—	4,773	5,073	300

2009	Financial assets
	Cash and deposits with banks	$7,007	$—	$—	$7,007	$7,007	$—
	Securities	823	37,416	39,337	77,576	77,849	273
	Securities borrowed or purchased under resale agreements	32,751	—	—	32,751	32,751	—
	Loans
	Residential mortgages	86,110	—	—	86,110	86,878	768
	Personal	33,328	—	—	33,328	33,358	30
	Credit card	11,259	—	—	11,259	11,259	—
	Business and government	36,289	226	—	36,515	36,284	(231)
	Derivative instruments	—	24,696	—	24,696	24,696	—
	Customers’ liability under acceptances	8,397	—	—	8,397	8,397	—
	Other assets	9,182	—	—	9,182	9,201	19

	Financial liabilities
	Deposits
	Personal	108,324	—	—	108,324	108,959	635
	Business and government	102,724	4,485	—	107,209	108,626	1,417
	Bank	7,584	—	—	7,584	7,586	2
	Derivative instruments	—	27,162	—	27,162	27,162	—
	Acceptances	8,397	—	—	8,397	8,397	—
	Obligations related to securities sold short	—	5,916	—	5,916	5,916	—
	Obligations related to securities lent or sold under repurchase agreements	37,453	—	—	37,453	37,453	—
	Other liabilities	10,909	—	—	10,909	10,909	—
	Subordinated indebtedness	5,157	—	—	5,157	5,313	156
	Preferred share liabilities	600	—	—	600	628	28

Consolidated Financial Statements
Fair value of derivative instruments

$ millions, as at October 31		2010			2009

	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$55	$37	$18	$42	$8	$34
Swap contracts	13,522	13,759	(237)	11,574	11,520	54
Purchased options	500	—	500	1,257	—	1,257
Written options	—	538	(538)	—	1,276	(1,276)

Total interest rate derivatives	14,077	14,334	(257)	12,873	12,804	69

Foreign exchange derivatives
Forward contracts	1,501	1,326	175	1,180	1,021	159
Swap contracts	3,662	3,664	(2)	2,999	2,939	60
Purchased options	227	—	227	130	—	130
Written options	—	290	(290)	—	183	(183)

Total foreign exchange derivatives	5,390	5,280	110	4,309	4,143	166

Credit derivatives
Swap contracts	—	156	(156)	4	276	(272)
Purchased options	1,341	14	1,327	2,275	25	2,250
Written options	1	1,884	(1,883)	1	4,226	(4,225)

Total credit derivatives	1,342	2,054	(712)	2,280	4,527	(2,247)

Equity derivatives(2)	671	661	10	1,066	1,051	15

Precious metal derivatives(2)	25	30	(5)	17	26	(9)

Other commodity derivatives(2)	529	450	79	755	624	131

Total held for trading	22,034	22,809	(775)	21,300	23,175	(1,875)

Held for ALM
Interest rate derivatives
Swap contracts	2,299	3,535	(1,236)	3,055	3,886	(831)
Purchased options	27	—	27	17	—	17
Written options	—	4	(4)	—	11	(11)

Total interest rate derivatives	2,326	3,539	(1,213)	3,072	3,897	(825)

Foreign exchange derivatives
Forward contracts	23	29	(6)	6	4	2
Swap contracts	256	102	154	292	67	225
Written options	—	1	(1)	—	1	(1)

Total foreign exchange derivatives	279	132	147	298	72	226

Credit derivatives
Purchased options	3	7	(4)	25	4	21

Total credit derivatives	3	7	(4)	25	4	21

Equity derivatives(2)	40	2	38	1	14	(13)

Total held for ALM	2,648	3,680	(1,032)	3,396	3,987	(591)

Total fair value	24,682	26,489	(1,807)	24,696	27,162	(2,466)
Less: effect of master netting agreements	(16,967)	(16,967)	—	(16,030)	(16,030)	—

	$7,715	$9,522	$(1,807)	$8,666	$11,132	$(2,466)

Average fair value of derivatives held for trading(3)
Interest rate derivatives	$13,064	$13,109	$(45)	$15,792	$15,429	$363
Foreign exchange derivatives	5,185	5,035	150	5,887	5,887	—
Credit derivatives	1,865	3,390	(1,525)	3,398	6,479	(3,081)
Equity derivatives	694	760	(66)	1,372	1,468	(96)
Precious metal derivatives	29	24	5	48	63	(15)
Other commodity derivatives	618	547	71	1,174	1,228	(54)

	$21,455	$22,865	$(1,410)	$27,671	$30,554	$(2,883)

(1)	Includes positive and negative fair values of $279 million (2009: $551 million) and $270 million (2009: $675 million), respectively, for exchange-traded options.

(2)	Comprises forwards, swaps and options.

(3)	Average fair value represents monthly averages.

Consolidated Financial Statements
The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1		Level 2			Level 3
			Valuation technique –			Valuation technique –
	Quoted market price		observable market inputs			non-observable market inputs
$ millions, as at October 31	2010	2009	2010		2009	2010		2009

Assets
Trading securities
Government issued or guaranteed securities	$4,158	$5,710	$8,463		$1,843	$—		$139
Corporate equity	11,818	4,522	1,090		553	—		—
Corporate debt	—	191	1,039		762	20		20
Mortgage- and asset-backed securities	—	—	342		169	1,627		1,201

	$15,976	$10,423	$10,934		$3,327	$1,647		$1,360

AFS securities
Government issued or guaranteed securities	$7,398	$28,045	$9,310		$3,357	$—		$10
Corporate debt	—	1,688	2,713		949	23		35
Mortgage- and asset-backed securities	—	—	3,656		3,906	2,826		1,237
Corporate public equity	108	40	5		55	—		15

	$7,506	$29,773	$15,684		$8,267	$2,849		$1,297

FVO securities and loans	307	1,330	22,124		20,992	20		210
Derivative instruments	272	531	22,949		21,712	1,461		2,453

Total assets	$24,061	$42,057	$71,691		$54,298	$5,977		$5,320

Liabilities
Deposits	$—	$—	$(2,397	)(1)	$(3,796)	$(1,428	)(1)	$(689)
Derivative instruments	(265)	(664)	(23,148)		(21,367)	(3,076)		(5,131)
Obligations related to securities sold short	(3,793)	(4,780)	(5,880)		(1,136)	—		—

Total liabilities	$(4,058)	$(5,444)	$(31,425)		$(26,299)	$(4,504)		$(5,820)

(1)	Comprises FVO deposits of $3,530 million and bifurcated embedded derivatives of $295 million.
The following reclassifications between Levels 1, 2, and 3 were made during the year:
•	We reclassified certain government issued or guaranteed securities from Level 1 to Level 2 as active market quotes were not available. As a result of the reclassification, the fair values of these securities included in Level 2 that would have been included in Level 1 as at October 31, 2009 in the table above, were $4,710 million of trading securities, $12,607 million of AFS securities, $757 million of FVO securities, and $2,416 million of obligations related to securities sold short;

•	We reclassified certain corporate debt securities from Level 1 to Level 2 as active market quotes were not available. As a result of the reclassification, the fair values of these securities included in Level 2 that would previously have been included in Level 1 as at October 31, 2009 in the table above, were $107 million of trading securities and $3,440 million of AFS securities;

•	We reclassified $1,535 million of certain asset-backed AFS securities from Level 2 to Level 3, due to a lack of observable market inputs; and

•	We reclassified $138 million of certain trading government securities from Level 3 to Level 2, due to availability of market observable inputs.
The table below presents the changes in fair value of Level 3 assets, liabilities, and derivative assets and liabilities net. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.
     The net loss recognized in the consolidated statement of operations, on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $732 million (2009: net loss of $419 million).

Consolidated Financial Statements

			Net gains/(losses)
			included in income
					Net unrealized	Transfer		Transfer	Purchases	Sales
$ millions, as at or for the		Opening			gains/(losses)	in to		out of	and	and	Closing
year ended October 31		balance	Realized(1)	Unrealized(1)	included in OCI	Level 3		Level 3	issuances	settlements	balance

2010	Trading securities	$1,360	$88	$362	$—	$—		$(138)	$520	$(545)	$1,647
	AFS securities	1,297	40	—	—	1,537		(13)	1,541	(1,553)	2,849
	FVO securities and loans	210	(8)	1	—	—		—	—	(183)	20

	Total assets	$2,867	$120	$363	$—	$1,537		$(151)	$2,061	$(2,281)	$4,516

	Deposits(2)	$(689)	$(59)	$(502)	$—	$(203	)(3)	$—	$(126)	$151	$(1,428)
	Derivative instruments (net)	(2,678)	(434)	(220)	—	(68)		(10)	(15)	1,810	(1,615)

	Total liabilities	$(3,367)	$(493)	$(722)	$—	$(271)		$(10)	$(141)	$1,961	$(3,043)

2009	Trading securities	$854	$103	$(139)	$—	$—		$—	$603	$(61)	$1,360
	AFS securities(4)	894	68	(133)	24	—		—	1,157	(713)	1,297
	FVO securities and loans	257	11	(5)	—	—		—	—	(53)	210

	Total assets	$2,005	$182	$(277)	$24	$—		$—	$1,760	$(827)	$2,867

	Deposits	$(733)	$296	$—	$—	$—		$—	$(432)	$180	$(689)
	Derivative instruments (net)	(3,939)	198	(818)	—	—		(20)	268	1,633	(2,678)

	Total liabilities	$(4,672)	$494	$(818)	$—	$—		$(20)	$(164)	$1,813	$(3,367)

(1)	Includes foreign exchange gains and losses.

(2)	Comprises FVO deposits of $1,188 million and bifurcated embedded derivatives of $240 million.

(3)	Transfer-in pertains to structured deposit notes containing bifurcatable embedded derivatives carried at fair value.

(4)	Certain prior year information has been restated to conform to the presentation of the current year.
Sensitivities of Level 3 financial assets and liabilities
Financial instruments carried at fair value include certain positions that have market values derived from inputs, which we consider to be non-observable ($5,977 million of assets and $4,504 million of liabilities).
     Many of these positions are in our structured credit run-off business ($3,016 million of assets and $3,115 million of liabilities) and are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable.
     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     ABS are sensitive to credit spreads, which we consider to be a non-observable market input.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.
     Our unhedged structured credit exposures (U.S. residential mortgage market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $54 million in our unhedged USRMM portfolio and $108 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans, which are carried at amortized cost, and before the impact of our transaction with Cerberus Capital Management LP (Cerberus). The fair value of the Cerberus protection against USRMM positions is expected to reasonably offset any changes in the fair value of USRMM positions.
     For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $35 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $8 million, assuming current CVA ratios remain unchanged.

Consolidated Financial Statements
The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $1 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivable, net of CVA from financial guarantors, would result in a net loss of approximately $75 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $24 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $94 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $177 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $13 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $24 million.
Note 3 Significant Acquisitions and Disposition
Acquisition of Citi Cards Canada Inc.’s Canadian MasterCard portfolio
On September 1, 2010, we completed the acquisition of Citi Cards Canada Inc.’s (Citi) rights and obligations in respect of their Canadian MasterCard (MasterCard) portfolio for cash consideration of approximately $1.2 billion. The total portfolio consists of approximately $2.3 billion of directly owned and securitized credit card receivables to Broadway Trust, as well as certain other related assets. We purchased $811 million of directly owned credit card receivables. We also purchased $201 million of retained interests in securitized assets in the form of subordinated notes, $159 million of cash, and a customer relationship intangible asset of $46 million. We incurred $45 million of other liabilities as part of the purchase.
     Broadway Trust had $1.2 billion of sold receivables and approximately $100 million of cash. These assets were funded by $1.1 billion of externally issued senior notes and $0.2 billion of subordinated notes, as mentioned above.
     We have retained Citi as the transitional servicer until we transfer these accounts onto our platforms.
     The allocation of the purchase price is subject to post closing adjustments and final valuations.
Acquisition of CIT Business Credit Canada Inc.
On April 30, 2010, CIBC acquired from CIT Financial Ltd. (CIT) the 50% interest in CIT Business Credit Canada Inc. (CITBCC) that we did not already own. Total cash consideration was $306 million. Additional cash consideration of up to $8 million may be payable to CIT depending on certain circumstances. The transaction has been accounted for using the purchase method and as a result, we fully consolidated CITBCC commencing April 30, 2010. Prior to that date, we accounted for our 50% interest using the proportionate consolidation method of accounting.
     CITBCC’s results continue to be reported within CIBC Retail Markets reporting segment. Subsequent to the acquisition, CITBCC was renamed CIBC Asset-Based Lending Inc.
Investment in The Bank of N.T. Butterfield & Son Limited
On March 2, 2010, we invested $155 million (US$150 million) for a direct 22.5% common equity interest in The Bank of N.T. Butterfield & Son Limited (Butterfield). Pursuant to a rights offering, which closed on May 11, 2010, our direct investment decreased to $130 million (US$125 million) or 18.8%. We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly through a private equity fund, which was reduced to $19 million (US$18 million) or 2.7% as a result of the rights offering. Our total ownership in Butterfield may decrease in the future under certain circumstances.
     Our direct equity investment is accounted for using the equity method of accounting.
     In addition, we provided Butterfield with a senior secured credit facility for up to $306 million (US$300 million) that was reduced from the original $510 million (US$500 million), at Butterfield’s request. We also nominated two out of twelve directors on Butterfield’s Board of Directors.
Sale of CIBC Mellon Trust Company’s Issuer Services business
On July 28, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, announced it had signed an agreement to sell its Issuer Services business (stock transfer and employee share purchase plan). The transaction closed on November 1, 2010. CMT’s Issuer Services business results are reported in CIBC’s Corporate and Other reporting segment, and the results of its operations are not considered significant to CIBC’s consolidated results.

Consolidated Financial Statements
Note 4 Securities

Residual term to contractual maturity

									No specific
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2010 Total		2009 Total

	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$3,850	1.4%	$1,339	1.8%	$202	4.2%	$—	—%	$—	—%	$5,391	1.6%	$18,112	2.1%
Other Canadian governments	1,703	1.4	684	2.6	1,803	4.4	498	6.1	—	—	4,688	3.2	2,483	3.9
U.S. Treasury	3,127	0.2	112	2.0	109	2.6	—	—	—	—	3,348	0.3	7,036	0.1
Other foreign governments	881	1.5	1,968	3.0	207	6.8	225	6.4	—	—	3,281	3.1	3,781	3.3
Mortgage-backed securities(2)	64	2.4	3,918	2.7	127	4.2	618	1.1	—	—	4,727	2.6	3,184	3.8
Asset-backed securities	134	8.1	1,604	4.5	11	2.8	6	—	—	—	1,755	4.7	1,959	4.7
Corporate public debt	1,829	0.5	697	2.3	102	7.3	48	9.2	—	—	2,676	1.4	2,520	2.2
Corporate private debt	16	4.3	38	6.3	6	10.9	—	—	—	—	60	6.2	152	5.0

Total debt securities	11,604		10,360		2,567		1,395		—		25,926		39,227

Corporate public equity	—	—	—	—	—	—	—	—	113	4.5	113	4.5	110	—
Corporate private equity	—	—	5	5.0	—	—	5	6.0	572	—	582	0.1	823	—

Total equity securities	—		5		—		5		685		695		933

Total AFS securities	$11,604		$10,365		$2,567		$1,400		$685		$26,621		$40,160

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$2,940		$4,514		$873		$989		$—		$9,316		$5,736
Other Canadian governments	1,040		625		614		367		—		2,646		1,470
U.S. Treasury and agencies	51		228		85		1		—		365		213
Other foreign governments	102		186		5		1		—		294		273
Mortgage-backed securities(3)	257		18		6		4		—		285		177
Asset-backed securities	124		42		67		1,451		—		1,684		1,193
Corporate public debt	311		469		169		110		—		1,059		973
Corporate public equity	—		—		—		—		12,908		12,908		5,075

Total trading securities	$4,825		$6,082		$1,819		$2,923		$12,908		$28,557		$15,110

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$655		$540		$307		$—		$—		$1,502		$1,334
Other Canadian governments	—		—		—		46		—		46		—
U.S. Treasury and agencies	—		59		—		—		—		59		105
Mortgage-backed securities(4)	332		19,795		221		56		—		20,404		20,602
Asset-backed securities	—		—		7		198		—		205		265
Corporate public debt	—		—		80		134		—		214		—

Total FVO securities	$987		$20,394		$615		$434		$—		$22,430		$22,306

Total securities(5)	$17,416		$36,841		$5,001		$4,757		$13,593		$77,608		$77,576

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $3,738 million (2009: $1,862 million) and fair value of $3,830 million (2009: $1,927 million); securities issued by Federal National Mortgage Association (Fannie Mae), having amortized cost of $18 million (2009: $414 million) and fair value of $18 million (2009: $422 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), having amortized cost of nil (2009: $257 million) and fair value of nil (2009: $262 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $711 million (2009: $80 million) and fair value of $714 million (2009: $81 million).

(3)	Includes securities backed by mortgages insured by the CMHC of $36 million (2009: $13 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $20.3 billion (2009: $20.4 billion); securities issued by Fannie Mae $25 million (2009: $103 million); and securities issued by Ginnie Mae $56 million (2009: $68 million).

(5)	Includes securities denominated in U.S. dollars with carrying value of $14.2 billion (2009: $19.1 billion) and securities denominated in other foreign currencies with carrying value of $799 million (2009: $934 million).

Consolidated Financial Statements
Reclassification of securities
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current year, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

$ millions, as at October 31	2010		2009

	Reclassified in prior				Reclassified in
	years (2009 and 2008)		Reclassified in 2009		prior years (2008)

	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value

Trading assets previously reclassified to HTM (currently in loans)	$5,525	$5,699	$—	$—	$5,843	$6,202
Trading assets previously reclassified to AFS	55	55	84	84	786	786

Total financial assets reclassified	$5,580	$5,754	$84	$84	$6,629	$6,988

$ millions, for the year ended October 31	2010	2009	2008(1)

Net income (before taxes) recognized on securities reclassified
Gross income recognized in income statement	$158	$284	$389
Impairment write-downs	—	(100)	—
Funding related interest expense	(77)	(149)	(46)

	$81	$35	$343

Impact on net income if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$(185)	$(269)	$629
On trading assets previously reclassified to AFS	(8)	(25)	8

Increase (decrease) in income, before taxes	$(193)	$(294)	$637

(1)	Income or loss impact is for the three months ended October 31, 2008 as certain securities were reclassified at the beginning of August 1, 2008.
     There was no reclassification of securities during the year. The effective interest rates on trading securities previously reclassified to AFS ranged from 1% to 12% in 2009 (2008: 3% to 13%) with expected recoverable cash flows of $145 million (2008: $1.2 billion) as of their reclassification date.
Fair value of AFS securities

$ millions, as at October 31	2010				2009

		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$5,385	$8	$(2)	$5,391	$18,072	$57	$(17)	$18,112
Other Canadian governments	4,602	86	—	4,688	2,448	36	(1)	2,483
U.S. Treasury	3,343	5	—	3,348	7,024	12	—	7,036
Other foreign governments	3,251	47	(17)	3,281	3,732	53	(4)	3,781
Mortgage-backed securities	4,627	103	(3)	4,727	3,105	86	(7)	3,184
Asset-backed securities	1,758	34	(37)	1,755	1,998	9	(48)	1,959
Corporate public debt	2,659	18	(1)	2,676	2,497	29	(6)	2,520
Corporate public equity	114	8	(9)	113	125	25	(40)	110
Corporate private debt	52	9	(1)	60	164	3	(15)	152
Corporate private equity(1)	582	337	(9)	910	823	312	(39)	1,096

	$26,373	$655	$(79)	$26,949	$39,988	$622	$(177)	$40,433

(1)	Carried at cost on the consolidated balance sheet as these do not have quoted market values in an active market.

Consolidated Financial Statements
For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2010						2009

	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total

		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$2,483	$(2)	$—	$—	$2,483	$(2)	$2,446	$(17)	$—	$—	$2,446	$(17)
Other Canadian governments	758	—	—	—	758	—	224	(1)	—	—	224	(1)
U.S. Treasury	3,060	—	—	—	3,060	—	2,868	—	—	—	2,868	—
Other foreign governments	948	(17)	—	—	948	(17)	551	(4)	—	—	551	(4)
Mortgage-backed securities	588	(3)	—	—	588	(3)	989	(7)	—	—	989	(7)
Asset-backed securities	123	(37)	—	—	123	(37)	953	(48)	—	—	953	(48)
Corporate public debt	881	(1)	—	—	881	(1)	482	(6)	—	—	482	(6)
Corporate public equity	—	—	100	(9)	100	(9)	—	—	75	(40)	75	(40)
Corporate private debt	—	—	25	(1)	25	(1)	801	(15)	—	—	801	(15)
Corporate private equity	36	(6)	19	(3)	55	(9)	227	(37)	9	(2)	236	(39)

	$8,877	$(66)	$144	$(13)	$9,021	$(79)	$9,541	$(135)	$84	$(42)	$9,625	$(177)

     As at October 31, 2010, the amortized cost of 170 AFS securities that are in a gross unrealized loss position (2009: 279 securities) exceeded their fair value by $79 million (2009: $177 million). The securities that have been in a gross unrealized loss position for more than a year include nine AFS securities (2009: five securities), with a gross unrealized loss of $13 million (2009: $42 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.
     The table below presents realized gains, losses and impairment write-downs on AFS securities. There were no HTM securities as at October 31, 2010 and 2009. As at October 31, 2008, the amortized cost of 48 HTM securities that were in a gross unrealized loss position exceeded their fair value by $629 million.

$ millions, for the year ended October 31	2010	2009	2008

AFS securities(1)
Realized gains	$510	$1,224	$416
Realized losses	(45)	(736)	(112)
Impairment write-downs
Debt securities	(22)	(122)	(202)
Equity securities	(43)	(91)	(142)

	$400	$275	$(40)

(1)	Corporate private equity securities amounting to $56 million (2009: $32 million; 2008: $99 million) carried at cost on the consolidated balance sheet were sold during the year, resulting in net realized gains of $52 million (2009: $28 million; 2008: $48 million).

Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31	2010						2009

	Gross		Specific	General	Total		Gross	Specific	General	Total
	amount		allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Amortized cost
Residential mortgages	$93,568	(3)	$30	$9	$39	$93,529	$86,152	$35	$7	$42	$86,110
Personal(4)	34,335		224	293	517	33,818	33,869	258	283	541	33,328
Credit card	12,127		—	478	478	11,649	11,808	—	549	549	11,259
Business and government(5)	38,561	(3)	377	309	686	37,875	37,117	442	386	828	36,289

	178,591		631	1,089	1,720	176,871	168,946	735	1,225	1,960	166,986
Designated at fair value
Business and government (Note 13)	21		—	—	—	21	226	—	—	—	226

	$178,612		$631	$1,089	$1,720	$176,892	$169,172	$735	$1,225	$1,960	$167,212

(1)	Loans are net of unearned income of $256 million (2009: $226 million).

(2)	Includes gross loans of $18.7 billion (2009: $19.4 billion) denominated in U.S. dollars and of $2.7 billion (2009: $3.1 billion) denominated in other foreign currencies.

(3)	Includes $10 million of residential mortgages in the Caribbean region and $44 million of business loans pertaining to troubled-debt restructuring undertaken during 2010 and classified as performing as at October 31, 2010.

(4)	Includes $210 million (2009: $219 million), including a non-recourse portion of approximately $4 million (2009: $4 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $184 million (2009: $190 million) relate to individuals who are no longer employed by CIBC.

(5)	Includes HTM securities reclassified to loans during 2009. Refer to Note 4 for additional details.
Loan maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2010
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$9,787	$74,543	$6,320	$2,918	$93,568
Personal	14,342	19,276	292	425	34,335
Credit card	3,116	9,011	—	—	12,127
Business and government	16,445	10,887	4,889	6,361	38,582

	$43,690	$113,717	$11,501	$9,704	$178,612

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$51,442	$6,509	$1,027	$58,978
Floating interest rates		62,275	4,992	8,677	75,944

		$113,717	$11,501	$9,704	$134,922

Allowance for credit losses
     Commencing the fourth quarter of 2009, interest income on credit card loans is only accrued where there is an expectation of receipt. Previously, interest income was accrued until the credit card loans were written off upon 180 days in arrears or when notified of customer bankruptcy. This change resulted in a decrease in interest income and a decrease in provision for credit losses of approximately $14 million and $18 million, respectively, in 2009.
Specific allowance

	Residential mortgages			Personal			Credit card			Business and government				Total specific allowance

$ millions, as at or for the
year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010		2009	2008	2010	2009	2008

Balance at beginning of year	$35	$36	$30	$258	$207	$207	$—	$—	$—	$443		$200	$194	$736	$443	$431
Provision for credit losses	10	10	6	309	364	242	624	646	347	258		392	105	1,201	1,412	700
Write-offs	(12)	(9)	(4)	(372)	(344)	(286)	(708)	(714)	(412)	(326	)(1)	(156)	(148)	(1,418)	(1,223)	(850)
Recoveries	—	—	—	27	25	29	84	68	64	12		28	21	123	121	114
Other	(3)	(2)	4	2	6	15	—	—	1	(10)		(21)	28	(11)	(17)	48

Balance at end of year	$30	$35	$36	$224	$258	$207	$—	$—	$—	$377		$443	$200	$631	$736	$443

Comprises:
Loans	$30	$35	$36	$224	$258	$207	$—	$—	$—	$377		$442	$200	$631	$735	$443
Letters of credit(2)	—	—	—	—	—	—	—	—	—	—		1	—	—	1	—

(1)	Includes $56 million (2009: no material write-offs) relating to troubled-debt restructuring for the year.

(2)	Included in Other liabilities.

Consolidated Financial Statements
General allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance

$ millions, as at or for the
year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Balance at beginning of year	$7	$10	$11	$283	$286	$368	$549	$349	$259	$468	$435	$374	$1,307	$1,080	$1,012
Provision for (reversal of) credit losses	2	(3)	(1)	14	7	(77)	(71)	200	90	(100)	33	61	(155)	237	73
Other	—	—	—	(4)	(10)	(5)	—	—	—	5	—	—	1	(10)	(5)

Balance at end of year	$9	$7	$10	$293	$283	$286	$478	$549	$349	$373	$468	$435	$1,153	$1,307	$1,080

Comprises:
Loans	$9	$7	$10	$293	$283	$286	$478	$549	$349	$309	$386	$358	$1,089	$1,225	$1,003
Undrawn credit facilities(1)	—	—	—	—	—	—	—	—	—	64	82	77	64	82	77

(1)	Included in Other liabilities.
Impaired loans

$ millions, as at October 31				2010			2009

	Gross		Specific	Net	Gross	Specific	Net
	amount		allowance	total	amount	allowance	total

Residential mortgages	$452		$30	$422	$402	$35	$367
Personal	304		224	80	325	258	67
Business and government	1,080	(1)	377	703	1,184	442	742

Total impaired loans(2)(3)	$1,836		$631	$1,205	$1,911	$735	$1,176

(1)	Includes $157 million relating to troubled-debt restructuring that was classified as impaired loans as at October 31, 2010.

(2)	Average balance of gross impaired loans was $1,917 million (2009: $1,345 million).

(3)	Foreclosed assets of $63 million (2009: $17 million) were included in Other assets.
Contractually past due loans but not impaired
Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Consumer overdraft balances past due less than 31 days have been excluded from the table below as the information is currently indeterminable.

	Less than	31 to	Over	2010	2009
$ millions, as at October 31	31 days	90 days	90 days	Total	Total

Residential mortgages	$1,574	$587	$214	$2,375	$2,347
Personal	437	121	33	591	690
Credit card	724	183	114	1,021	947
Business and government	318	217	20	555	598

	$3,053	$1,108	$381	$4,542	$4,582

As at October 31, 2010, the interest entitlements on loans classified as impaired totalled $128 million (2009: $103 million; 2008: $76 million), of which $42 million (2009: $40 million; 2008: $39 million) were in Canada and $86 million (2009: $63 million; 2008: $37 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $66 million (2009: $105 million; 2008: $55 million), of which $49 million (2009: $59 million; 2008: $45 million) was in Canada and $17 million (2009: $46 million; 2008: $10 million) was outside Canada.
Net interest income after provision for credit losses

$ millions, for the year ended October 31	2010	2009	2008

Interest income	$9,095	$9,297	$14,163
Interest expense	2,891	3,903	8,956

Net interest income	6,204	5,394	5,207
Provision for credit losses	1,046	1,649	773

Net interest income after provision for credit losses	$5,158	$3,745	$4,434

Consolidated Financial Statements
Note 6 Securitizations and Variable Interest Entities
Securitization
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of MBS under the Canada Mortgage Bond program, sponsored by the CMHC, and the Government of Canada National Housing Act MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have determined that we are not the primary beneficiary of the trust and, therefore, do not consolidate the trust. We had $936 million (2009: $1,024 million) in interest-only strips relating to the securitized assets and another $25 million (2009: $38 million) in interest-only strips relating to other CMHC MBS programs. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a QSPE. We provide a first-loss protection to the QSPE as we have a retained interest in the excess spread that is subordinate to the funding obligations applicable to the investors of the ABS. We had $85 million (2009: $91 million) of interest-only strips relating to the excess spread; we also held $187 million (2009: $408 million) in notes issued by the QSPE, of which $139 million (2009: $372 million) were R1 high notes and $48 million (2009: $36 million) were R1 mid notes. A liquidity facility of $959 million ($772 million net of our investments in the QSPE reflecting our remaining exposure) (2009: $851 million ($443 million net of our investments in the QSPE)) was provided to the QSPE which was not drawn as at October 31, 2010 or 2009. In addition, we had $59 million (2009: $25 million) of first recourse protection. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages. Total assets in the QSPE were $1,019 million (2009: $851 million), which includes $352 million (2009: $414 million) of Prime mortgages and $586 million (2009: $431 million) of Near-Prime/ Alt-A mortgages. We held another $62 million (2009: $116 million) in inventory that is available for securitization. The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 37 basis points and an average loan-to-value ratio of 74%.
     Upon sale of these assets, a net gain or loss is recognized in Income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. We held ownership certificates of $5 million (2009: $26 million). We continue to service the mortgages. There were no commercial mortgage securitizations during the year.
Cards
Cards II Trust
We securitize credit card receivables to Cards II Trust (Cards II), a QSPE established to purchase a proportionate share of designated portfolios with the proceeds received from the securities issued by the QSPE. Our Cards II credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II each period in order to replenish receivable amounts as credit card clients repay their balances. We are one of several underwriters that distribute the securities issued by Cards II. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     We had interest-only strips of $15 million (2009: $11 million), subordinated and enhancement notes of Cards II of $250 million (2009: $268 million), and senior notes of $99 million (2009: $96 million).
Broadway Trust
In connection with the acquisition of the MasterCard portfolio (see Note 3), we also securitize credit card receivables to Broadway Trust. Broadway Trust is a QSPE established to purchase credit card receivables associated with explicitly identified individual accounts with the proceeds received from the securities issued by the QSPE. Our Broadway Trust credit card securitizations are revolving securitizations, with new credit card receivables sold to the QSPE each period in order to replenish receivable amounts as credit card clients repay their balances. While we have assumed Citi’s servicing responsibilities to Broadway Trust, we have retained Citi as the transitional servicer until such time that we can transfer these accounts onto our platforms. From the close of the acquisition on September 1, 2010 to the year end, we did not securitize any new credit card receivables to Broadway Trust.
     As at October 31, 2010, we held subordinated notes of Broadway Trust of $202 million, and senior notes of $25 million.
     The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2010		2009		2008

	Residential		Residential		Residential
	mortgages	Cards(1)	mortgages	Cards(1)	mortgages

Securitized(2)	$17,529	$1,799	$25,568	54	$24,895
Sold(2)	12,453	1,799	20,780	54	11,381
Net cash proceeds	12,532	1,660	20,744	—	11,328
Retained interest	505	146	1,073	54	340
Gain (loss) on sale, net of transaction costs	255	4	145	(1)	105
Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.1	0.2	3.6	0.2	3.5
Prepayment/payment rate	15.0 – 18.0	37.4 – 37.6	12.0 – 24.0	37.9	11.0 – 36.0
Internal rate of return	1.6 – 9.3	3.6 – 3.7	1.5 – 8.8	2.8	2.4 – 7.0
Expected credit losses	0.0 – 0.4	5.2 – 5.9	0.0 – 0.2	6.9	0.0 – 0.1

(1)	Reinvestment in revolving securitizations is not included.

(2)	Includes $409 million (2009: $247 million; 2008: $160 million) of uninsured fixed-rate mortgages securitized to a QSPE.

Consolidated Financial Statements
The following table summarizes the total assets of the QSPEs involved in the securitization and the classification of assets recorded on our consolidated balance sheet, relating to securitization of our own assets to QSPEs and VIEs:

$ millions, as at October 31	2010			2009

	Residential and			Residential and
	commercial			commercial
	mortgages	Cards(2)	Total	mortgages	Cards	Total

Total assets of QSPEs(1)	$1,019	$4,066	$5,085	$851	$2,421	$3,272

On balance sheet assets of QSPEs and VIEs
Securities
Trading	$139	$25	$164	$1	$—	$1
AFS	1,074	217	1,291	1,586	279	1,865
Loans	—	349	349	—	96	96
Other assets	59	—	59	25	—	25

	$1,272	$591	$1,863	$1,612	$375	$1,987

(1)	Excludes assets securitized through pass-through QSPE structure.

(2)	Includes assets related to the acquisition of the MasterCard portfolio.
We also have a servicing liability of $126 million (2009: $139 million) related to residential mortgages securitization and a servicing liability of $12 million (2009: $10 million) related to cards securitization.
     The following table summarizes certain cash flows as a result of securitization activity:

$ millions, for the year ended October 31	2010		2009		2008

	Residential		Residential		Residential
	mortgages	Cards	mortgages	Cards	mortgages	Cards

Proceeds from new securitizations	$12,532	$1,799	$20,744	$54	$11,328	$—
Proceeds reinvested in revolving securitizations	—	12,816	—	14,642	—	19,324
Servicing fees received	74	49	72	64	61	81
Cash flows received on interest-only strips and other	494	305	427	260	147	301

Key economic assumptions used in measuring the fair value of interest-only strips in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the interest-only strips is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31	2010		2009

	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of interest-only strips	$996	$15	$1,088	$11
Fair value of interest-only strips(1)	1,046	15	1,153	11
Weighted-average remaining life (in years)	2.3	0.2	2.7	0.2
Prepayment/payment rate	7.0 – 25.0%	37.6% (2)	7.0 – 25.0%	37.3	%(2)
Impact on fair value of a 10% adverse change	(23)	(1)	(32)	(1)
Impact on fair value of a 20% adverse change	(46)	(2)	(62)	(2)
Expected credit losses	0.0 – 0.4%	5.2%	0.0 – 0.4%	6.6%
Impact on fair value of a 10% adverse change	(1)	(3)	(1)	(3)
Impact on fair value of a 20% adverse change	(1)	(6)	(2)	(7)
Residual cash flows discount rate (annual rate)	1.2 – 3.6%	3.7%	0.4 – 4.3%	2.8%
Impact on fair value of a 10% adverse change	(2)	—	(2)	—
Impact on fair value of a 20% adverse change	(4)	—	(5)	—

(1)	There were no write-downs of interest-only strips.

(2)	Monthly payment rate.

Consolidated Financial Statements
The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2010			2009

	Total	Impaired		Total	Impaired
	principal	and other		principal	and other
	amount of	past due	Net	amount of	past due	Net
Type of loan	loans	loans(1)	write-offs(2)	loans	loans(1)	write-offs(2)

Residential mortgages	$143,003	$934	$15	$135,190	$943	$13
Personal	34,335	337	345	33,869	370	319
Credit card	15,924	143	756	14,047	178	835
Business and government(3)	39,019	1,100	314	37,892	1,202	128

Total loans reported and securitized(4)	232,281	2,514	1,430	220,998	2,693	1,295

Less: Loans securitized
Residential mortgages	49,435	268	3	49,038	275	4
Credit card	3,797	29	132	2,239	29	189
Business and government(3)	437	—	—	549	—	—

Total loans securitized	53,669	297	135	51,826	304	193

Total loans reported on the consolidated balance sheet	$178,612	$2,217	$1,295	$169,172	$2,389	$1,102

(1)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

(2)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(3)	Includes commercial mortgages and investment-grade loans.

(4)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
VIEs that are consolidated
We consolidate VIEs for which we are considered the primary beneficiary.
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2010	2009

Trading securities	$818	$669
AFS securities	85	91
Residential mortgages	62	115
Other assets	1	250

	$966	$1,125

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements, or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary for certain compensation trusts with assets of approximately $75 million (2009: $139 million), as represented by 1.0 million of our common shares (2009: 2.2 million). The consolidation of these trusts did not have a significant impact as both the assets (our common shares) and the liabilities (the obligation to deliver our common shares to the participants) of the trusts offset each other in Treasury shares on the consolidated balance sheet.
VIEs that are not consolidated
As at October 31, 2010, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary, and thus, we do not consolidate these VIEs. These VIEs include several CIBC-sponsored conduits and CDOs for which we act as structuring and placement agents.
     During 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million CIBC Tier 1 Notes — Series B, due June 30, 2108, which qualify as Tier 1 regulatory capital. For additional details, see Note 18.
     We also have interests in securities issued by entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
CIBC-sponsored conduits
We sponsor several non-consolidated multi-seller conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $2.3 billion (2009: $3.7 billion). Certain of our conduits hold commercial paper issued by our other conduits. The underlying collateral amounts totalled $2.1 billion (2009: $3.6 billion) and are included in the total assets. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

Consolidated Financial Statements
We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored asset-backed commercial paper (ABCP) programs offered to external investors require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. Our direct investment in commercial paper issued by our sponsored conduits was $110 million (2009: $487 million). We also sponsor a single-seller conduit that provides funding to franchises of a major Canadian retailer. Total assets of this conduit amounted to $403 million (2009: $397 million). This conduit is financed through a 364-day syndicated commitment facility totalling $475 million. We participated in the commitment facility for $95 million. As at October 31, 2010 we funded $72 million (2009: $69 million) through the issuance of bankers’ acceptances.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our Treasury and trading activities.
     Our on-balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions excluding the impact of CVA.

		CIBC-	CIBC-	Third-party structured
		sponsored	structured	vehicles
$ millions, as at October 31		conduits	CDO vehicles	Run-off		Continuing	Total

2010	On-balance sheet assets(1)
	Trading securities	$110	$—	$621		$32	$763
	AFS securities	—	5	14		1,541	1,560
	FVO	—	9	—		205	214
	Loans	72	434	7,061		—	7,567
	Derivatives(2)	—	—	—		184	184

		$182	$448	$7,696		$1,962	$10,288

	On-balance sheet liabilities
	Derivatives(2)	$—	$36	$1,084		$2	$1,122

		$—	$36	$1,084		$2	$1,122

2009	On-balance sheet assets(1)
	Trading securities	$149	$—	$463		$6	$618
	AFS securities	338	5	15		1,424	1,782
	FVO	—	203	—		265	468
	Loans	69	529	6,198		—	6,796

		$556	$737	$6,676		$1,695	$9,664

	On-balance sheet liabilites
	Derivatives(2)	$—	$243	$2,213	(3)	$—	$2,456

		$—	$243	$2,213		$—	$2,456

$ millions, as at October 31	2010	2009

Maximum exposure to loss, net of hedges
Maximum exposure to loss before hedge positions	$17,318	$24,467 (3)
Less: Notional of protection purchased or hedges relating to written credit derivatives, less gross receivable on those hedges	(3,824)	(10,663)
Carrying value of hedged securities and loans	(7,330)	(9,086)

	$6,164	$4,718

(1)	Excludes securities issued by, retained interest in, and derivatives with, entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.

(3)	Restated to exclude balances in and exposures to consolidated VIEs.

Consolidated Financial Statements
Note 7 Land, Buildings and Equipment

$ millions, as at October 31			2010	2009

		Accumulated	Net book	Net book
	Cost	amortization(1)	value	value

Land(2)	$238	$—	$238	$248
Buildings(2)	965	349	616	651
Computer equipment	1,067	839	228	219
Office furniture and other equipment(3)	697	357	340	285
Leasehold improvements	647	409	238	215

	$3,614	$1,954	$1,660	$1,618

(1)	Amortization of buildings, furniture, equipment, and leasehold improvements for the year amounted to $208 million (2009: $205 million; 2008: $203 million).

(2)	Land and buildings include amounts of $165 million (2009: $175 million) and $351 million (2009: $383 million), respectively, for which we are deemed to have ownership for accounting purposes.

(3)	Includes $132 million (2009: $69 million) of work-in-progress not subject to amortization.
Note 8 Goodwill, Software and Other Intangible Assets
We performed our annual impairment test on goodwill and other indefinite-lived intangible assets as at April 30, 2010. Based on our assessment, we determined that no impairment write-downs were required.
     The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	Wholesale		Corporate	CIBC
$ millions, for the year ended October 31		Markets	Banking		and Other	Total

2010	Balance at beginning of year	$1,881	$72		$44	$1,997
	Acquisitions	5	—		—	5
	Dispositions	—	(31	)(1)	(1)	(32)
	Adjustments(2)	(56)	(1)		—	(57)

	Balance at end of year	$1,830	$40		$43	$1,913

2009	Balance at beginning of year	$1,993	$64		$43	$2,100
	Acquisitions	—	12		1	13
	Adjustments(2)	(112)	(4)		—	(116)

	Balance at end of year	$1,881	$72		$44	$1,997

(1)	Includes disposition of a consolidated U.S. investment.

(2)	Includes foreign currency translation adjustments.
The components of software and other intangible assets are as follows:

$ millions, as at October 31	2010			2009

	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount(1)	amortization(1)(2)	amount	amount(1)	amortization(1)(2)	amount

Finite-lived software and other intangible assets
Customer relationships(3)	$161	$90	$71	$112	$80	$32
Core deposit intangibles(4)	249	110	139	264	90	174
Contract based(5)	50	40	10	64	40	24
Software(6)	1,537	1,284	253	1,544	1,242	302

	1,997	1,524	473	1,984	1,452	532

Indefinite-lived other intangible assets
Contract based(5)	116	—	116	116	—	116
Brandname(4)	20	—	20	21	—	21

	136	—	136	137	—	137

Total software and other intangible assets	$2,133	$1,524	$609	$2,121	$1,452	$669

(1)	Includes foreign currency translation adjustments.

(2)	Amortization of finite-lived software and other intangible assets for the year amounted to $167 million (2009: $198 million; 2008: $207 million).

(3)	Represents customer relationships associated with the custody business and the intangible asset acquired as part of the MasterCard portfolio acquisition.

(4)	Acquired as part of the FirstCaribbean International Bank (FirstCaribbean) acquisition in 2007.

(5)	Represents a combination of management contracts purchased as part of past acquisitions.

(6)	Includes $73 million (2009: $63 million) of work-in-progress not subject to amortization.

Consolidated Financial Statements
The total estimated amortization expense relating to finite-lived software and other intangible assets for each of the next five years is as follows:

$ millions

2011	$131
2012	69
2013	39
2014	32
2015	25

Note 9 Other Assets

$ millions, as at October 31	2010	2009

Accrued interest receivable	$787	$679
Accrued benefit asset (Note 22)	1,426	1,243
Brokers’ client accounts	406	440
Current income tax receivable	577	594
Future income tax asset (Note 23)	767	1,635
Other prepayments and deferred items	656	748
Equity-accounted investments	298	190
Cheques and other items in transit, net	674	702
Derivative collateral receivable	4,912	6,545
Accounts receivable	687	578
Other	408	667

	$11,598	$14,021

Note 10 Deposits(1)(2)

	Payable on	Payable after	Payable on		2010	2009
$ millions, as at October 31	demand(3)	notice(4)	a fixed date(5)		Total	Total

Personal	$7,935	$61,079	$44,280		$113,294	$108,324
Business and government	29,490	13,050	85,219	(6)	127,759	107,209
Bank	1,020	5	4,593		5,618	7,584

	$38,445	$74,134	$134,092		$246,671	$223,117

Comprised of:
Held at amortized cost					$243,141	$218,632
Designated at fair value (Note 13)					3,530	4,485

Total deposits include:
Non-interest-bearing deposits
In domestic offices					$27,675	$25,570
In foreign offices					2,070	2,295
Interest-bearing deposits
In domestic offices					177,368	155,801
In foreign offices					39,115	37,494
U.S. federal funds purchased					443	1,957

					$246,671	$223,117

(1)	Includes deposits of $54.1 billion (2009: $47.1 billion) denominated in U.S. dollars and deposits of $5.4 billion (2009: $7.8 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC of $648 million (2009: $698 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.

(6)	Includes covered bond deposits totalling $6.4 billion (2009: $3.2 billion) and $1.6 billion (2009: $1.6 billion) of Notes purchased by CIBC Capital Trust (see Note 18 for additional details).

Consolidated Financial Statements
Note 11 Other Liabilities

$ millions, as at October 31	2010	2009

Accrued interest payable	$1,336	$1,294
Accrued benefit liability (Note 22)	749	760
Gold and silver certificates	415	327
Brokers’ client accounts	898	3,048
Derivative collateral payable	3,062	3,010
Other deferred items	255	252
Negotiable instruments	1,194	1,269
Current income tax liability	29	130
Accounts payable and accrued expenses	1,832	1,836
Other(1)	2,802	1,767

	$12,572	$13,693

(1)	Includes $604 million payable in respect of non-cumulative preferred shares (Series 19 and 23) redeemed on October 31, 2010. See Note 17 for additional details.
Note 12 Trading Activities
Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities.
     Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
     The following tables present the assets and liabilities and income related to trading activities.
Trading Assets and Liabilities

$ millions, as at October 31	2010	2009

Assets
Debt securities(1)	$15,649	$10,035
Equity securities	12,908	5,075

Total securities (Note 4)	28,557	15,110
Derivative instruments (Note 14)	22,034	21,300

	$50,591	$36,410

Liabilities
Obligations related to securities sold short	$7,304	$4,681
Derivative instruments (Note 14)(1)	22,809	23,175

	$30,113	$27,856

Income (loss) from trading activities

$ millions, for the year ended October 31	2010	2009	2008

Trading income (loss) consists of:
Interest income	$495	$420	$1,826
Interest expense	277	183	2,244

Net interest income (expense)	218	237	(418)
Non-interest income	603	(531)	(6,821)

	$821	$(294)	$(7,239)

Trading income (loss) by product line:
Interest rates	$162	$145	$(168)
Foreign exchange	265	291	264
Equities	94	216	(258)
Commodities	33	44	30
Structured credit and other	267	(990)	(7,107)

	$821	$(294)	$(7,239)

(1)	Includes USRMM-related securities of $250 million (2009: $133 million) and derivative liabilities with notional of $1,445 million and fair value of $1,155 million (2009: notional of $2,693 million and fair value of $2,436 million), which are used to economically hedge a FVO liability with a fair value of $526 million (2009: $264 million) included in Note 13.

Consolidated Financial Statements
Note 13 Financial Instruments Designated at Fair Value (FVO)
FVO financial instruments include the following instruments:
•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps and seller swaps;

•	Financial liabilities that have one or more embedded derivatives which significantly modify the cash flows of the host liability; and

•	Loans hedged by credit derivatives.
The following tables present the FVO assets and liabilities and their hedges, and the related income from these financial instruments on a portfolio basis. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities, related hedging derivatives and securities sold short.
FVO Assets and Liabilities

$ millions, as at October 31	2010	2009

FVO assets
Debt securities	$22,430	$22,306
Business and government loans(1) (Note 5)	21	226

	$22,451	$22,532

FVO liabilities
Business and government deposits(2)(3)	$3,530	$4,485

	$3,530	$4,485

(1)	The undrawn credit exposure related to FVO loans was nil as at October 31, 2010 and 2009.

(2)	Included in business and government deposits is a limited recourse note of $526 million (2009: $264 million), which is hedged by USRMM-related securities of $250 million (2009: $133 million) that are classified as trading, and by derivative liabilities of $1,155 million (2009: $2,436 million). See Note 12 for additional details.

(3)	The carrying amount of FVO deposits was $6 million lower (2009: $269 million lower) than the amount if the deposits were carried on a contractual settlement amount.
Economic Hedging Assets and Liabilities of FVO Financial Instruments

$ millions, as at October 31	2010	2009

Assets
Derivative instruments (Note 14)	$492	$773

	$492	$773

Liabilities
Derivative instruments (Note 14)	$1,569	$1,667
Obligations related to securities sold short	1,844	1,182

	$3,413	$2,849

FVO and Related Hedges Income (Loss)

$ millions, for the year ended October 31	2010	2009	2008

Interest income	$335	$525	$846
Interest expense(1)	69	276	720

Net interest income	266	249	126

Non-interest income
FVO financial instruments	(291)	168	(488)
Economic hedges(2)	(332)	(201)	239

	(623)	(33)	(249)

	$(357)	$216	$(123)

(1)	Includes $15 million (2009: $10 million; 2008: $13 million) on obligations related to securities sold short hedging the FVO financial instruments.

(2)	Comprises derivative instruments held to economically hedge FVO financial instruments.
The changes in the fair value of the FVO loans attributable to changes in credit risk are calculated by determining the credit spread implicit in the fair value of comparable bonds issued by the same entity or others with similar characteristics. The change in fair value attributable to changes in CIBC’s credit risk is calculated by reference to the change in the credit spread implicit in the fair value of CIBC’s deposits.
     The following table presents the income (loss) due to changes in the fair value of FVO financial instruments attributable to changes in the credit risk:

	For the year			Cumulative for the period
$ millions	ended October 31			ended October 31(1)
	2010	2009	2008	2010	2009	2008

FVO loans	$—	$(29)	$(251)	$(1)	$(27)	$(306)
FVO loans, net of related hedges(2)	—	(8)	28	(1)	2	10
FVO liabilities	(1)	(5)	30	(3)	(6)	31

(1)	Change in the fair value of FVO financial instruments, held by CIBC at the end of the reporting period, since they were designated as FVO.

(2)	Notional amounts of the derivatives hedging the credit risk on FVO loans was nil (2009: $242 million; 2008: $1.5 billion).

Consolidated Financial Statements
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31	2010		2009
	Assets	Liabilities	Assets	Liabilities

Trading (Note 12)	$22,034	$22,809	$21,300	$23,175
Designated accounting hedges (Note 15)	1,278	714	1,424	691
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	492	1,569	773	1,667
Other economic hedges	878	1,397	1,199	1,629

	$24,682	$26,489	$24,696	$27,162

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
Derivatives used by CIBC
The majority of our derivative contracts are OTC transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts).
     In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash-based or physical, requiring the delivery of the reference asset to the option writer.
     In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
     Within our structured credit run-off portfolio, we hold purchased and sold protection on both single-name and index-reference obligations. These reference obligations include corporate debt, CDOs of residential mortgages, commercial mortgages, trust preferred securities, and collateralized loan obligations (CLOs). For both single-name and index credit default swap (CDS) contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the

Consolidated Financial Statements
reference obligation. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract.
In our structured credit run-off portfolio, we also have total return swaps (TRS) on single-name reference obligations that are primarily CLOs. There is a regular payment calendar for the transfer of net returns. Where the reference asset is a security with a risk of default, the TRS agreement normally sets forth various payments and valuation steps required upon default. The TRS agreement may simply terminate and the parties exchange cash payments according to the value of the defaulted assets. There may be an exchange of cash with physical delivery of the defaulted assets. The total return payer may substitute another security for the defaulted one and continue the TRS arrangement. Collateral treatment is typically “full recourse,” meaning the total return receiver must post additional collateral if the asset value drops, or may withdraw collateral if the asset value increases.
Equity derivatives
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or single stock at a contracted price. Options are transacted in both OTC and exchange markets.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.
Notional amounts
     The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.
The following table presents the notional amounts of derivative instruments.

Consolidated Financial Statements

$ millions, as at October 31					2010			2009
	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional
	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
OTC
Forward rate agreements	$65,692	$5,803	$330	$71,825	$68,354	$3,471	$67,430	$3,750
Swap contracts	217,595	442,459	96,951	757,005	486,886	270,119	386,958	210,254
Purchased options	1,215	8,092	3,492	12,799	12,452	347	38,016	493
Written options	6,385	8,583	3,424	18,392	16,682	1,710	38,012	2,029

	290,887	464,937	104,197	860,021	584,374	275,647	530,416	216,526

Exchange traded
Futures contracts	16,250	12,213	—	28,463	27,427	1,036	23,728	723
Purchased options	5,352	21,628	—	26,980	26,980	—	28,456	—
Written options	6,062	27,749	—	33,811	33,811	—	54,961	—

	27,664	61,590	—	89,254	88,218	1,036	107,145	723

Total interest rate derivatives	318,551	526,527	104,197	949,275	672,592	276,683	637,561	217,249

Foreign exchange derivatives
OTC
Forward contracts	110,716	4,900	133	115,749	107,299	8,450	75,780	2,306
Swap contracts	21,200	50,598	21,630	93,428	85,995	7,433	61,177	5,238
Purchased options	11,936	1,707	—	13,643	13,566	77	5,591	—
Written options	10,634	1,233	92	11,959	11,880	79	5,251	154

	154,486	58,438	21,855	234,779	218,740	16,039	147,799	7,698

Exchange traded
Futures contracts	33	—	—	33	33	—	26	—

Total foreign exchange derivatives	154,519	58,438	21,855	234,812	218,773	16,039	147,825	7,698

Credit derivatives
OTC
Swap contracts purchased protection	—	—	—	—	—	—	—	17
Swap contracts written protection	—	—	2,982	2,982	2,982	—	3,657	—
Purchased options	75	6,711	16,569	23,355	22,149	1,206	35,046	2,517
Written options	76	3,922	8,082	12,080	12,080	—	20,520	27

Total credit derivatives	151	10,633	27,633	38,417	37,211	1,206	59,223	2,561

Equity derivatives(1)
OTC	13,033	3,522	34	16,589	16,057	532	9,126	318
Exchange traded	8,010	689	—	8,699	8,699	—	13,967	—

Total equity derivatives	21,043	4,211	34	25,288	24,756	532	23,093	318

Precious metal derivatives(1)
OTC	369	144	—	513	513	—	1,107	—
Exchange traded	19	—	—	19	19	—	11	—

Total precious metal derivatives	388	144	—	532	532	—	1,118	—

Other commodity derivatives(1)
OTC	3,075	3,531	272	6,878	6,878	—	7,654	—
Exchange traded	3,353	2,949	1	6,303	6,303	—	3,078	1,049

Total other commodity derivatives	6,428	6,480	273	13,181	13,181	—	10,732	1,049

	$501,080	$606,433	$153,992	$1,261,505	$967,045	$294,460	$879,552	$228,875

(1)	Comprises forwards, futures, swaps, and options.
The following table provides the fair value of derivative instruments by term to maturity.

$ millions, as at October 31				2010	2009
	Less than	1 to	Over	Total	Total
	1 year	5 years	5 years(1)	fair value	fair value

Derivative assets(2)	$3,765	$10,141	$10,776	$24,682	$24,696
Derivative liabilities(2)	3,999	11,633	10,857	26,489	27,162

(1)	CVA is included in over 5 years maturity.

(2)	Derivative assets and liabilities are stated before the effect of master netting agreements of $16,967 million (2009: $16,030 million). The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $4,890 million and $3,062 million, respectively (2009: $6,493 million and $3,010 million, respectively). In practice, a majority of the derivative cash flows settle within a year due to collateral requirements.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant

Consolidated Financial Statements
interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading income. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the MTM value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange-traded contracts are subject to initial margins and generally to daily settlement of variation margins. Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange and subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

$ millions, as at October 31				2010					2009
				Credit	Risk-				Credit	Risk-
	Current replacement cost(1)			equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward contracts	$55	$—	$55	$49	$9	$42	$—	$42	$52	$10
Swap contracts	13,522	2,299	15,821	4,154	1,120	11,574	3,055	14,629	4,040	1,500
Purchased options	494	27	521	91	26	1,237	17	1,254	263	133

	14,071	2,326	16,397	4,294	1,155	12,853	3,072	15,925	4,355	1,643

Foreign exchange derivatives
Forward contracts	1,501	23	1,524	1,291	235	1,180	6	1,186	906	228
Swap contracts	3,662	256	3,918	2,985	626	2,999	292	3,291	2,509	673
Purchased options	227	—	227	113	36	130	—	130	75	28

	5,390	279	5,669	4,389	897	4,309	298	4,607	3,490	929

Credit derivatives(1)
Swap contracts	—	—	—	73	49	4	—	4	110	79
Purchased options	1,341	—	1,341	2,215	2,016	2,275	—	2,275	4,024	7,703
Written options(3)	—	—	—	10	4	1	—	1	34	18

	1,341	—	1,341	2,298	2,069	2,280	—	2,280	4,168	7,800

Equity derivatives(4)	468	40	508	648	250	613	1	614	345	146

Precious metal derivatives(4)	25	—	25	13	6	17	—	17	13	6

Other commodity derivatives(4)	460	—	460	703	219	677	—	677	828	297

	21,755	2,645	24,400	12,345	4,596	20,749	3,371	24,120	13,199	10,821
Less: effect of master netting agreements	(16,967)	—	(16,967)	—	—	(16,030)	—	(16,030)	—	—

	$4,788	$2,645	$7,433	$12,345	$4,596	$4,719	$3,371	$8,090	$13,199	$10,821

(1)	Exchange-traded instruments with a replacement cost of $279 million (2009: $551 million) are excluded in accordance with the guidelines of OSFI. Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,261 million (2009: $2,129 million). The collateral comprises cash $2,136 million (2009: $2,063 million) and government securities $125 million (2009: $66 million).

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

Consolidated Financial Statements
CVA
A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.
Financial guarantors
Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $703 million (2009: loss of $1.1 billion) against our receivables from financial guarantors. Separately, we recorded a net loss of $341 million on terminations and maturity of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $734 million (2009: $1.5 billion).
Non-financial guarantors
Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $27 million on our receivables from non-financial guarantors derivative counterparties.
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of operations:

$ millions, for the year ended October 31	2010	2009	2008

Fair value hedges(1)	$20	$85	$23
Cash flow hedges(2)(3)	(11)	(5)	2

(1)	Recognized in Net interest income.

(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.

(3)	Includes NIFO hedges.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and foreign exchange hedging activities are included in the consolidated statement of operations, and are not significant for the years ended October 31, 2010, 2009, and 2008.
     The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2010			2009
	Derivatives	Carrying value		Derivatives	Carrying value
	notional			notional
	amount	Positive	Negative	amount	Positive	Negative

Fair value hedges	$84,298	$1,240	$696	$60,022	$1,414	$672
Cash flow hedges	8,018	33	18	518	10	13
NIFO hedges	1,235	5	—	58	—	6

	$93,551	$1,278	$714	$60,598	$1,424	$691

In addition, foreign currency denominated deposit liabilities of $62 million (2009: $131 million) and $659 million (2009: $1,913 million) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

Consolidated Financial Statements
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31										2010		2009
				Earliest date redeemable
		Contractual		At greater of Canada			Denominated		Par	Carrying	Par	Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		in foreign currency		value	value(2)	value	value(2)

9.65		October 31, 2014		November 1, 1999					$250	$325	$250	$331
Floating	(3)	March 10, 2015			March 10, 2010				—	—	101	101
3.75	(4)	September 9, 2015		September 9, 2005	September 9, 2010	(5)			—	—	1,300	1,300
4.55	(4)	March 28, 2016		March 28, 2006	March 28, 2011				1,080	1,093	1,080	1,131
Fixed	(6)	March 23, 2017			September 23, 2012		TT$195 million		32	32	33	33
Floating	(7)	June 22, 2017			June 22, 2012		€200 million		284	284	319	319
5.15	(4)	June 6, 2018		June 6, 2008	June 6, 2013				550	557	550	560
4.11	(4)	April 30, 2020		April 30, 2010	April 30, 2015	(8)			1,100	1,100	—	—
6.00	(4)	June 6, 2023		June 6, 2008	June 6, 2018				600	600	600	600
8.70		May 25, 2029	(9)						25	42	25	40
11.60		January 7, 2031		January 7, 1996					200	200	200	200
10.80		May 15, 2031		May 15, 2021					150	150	150	150
8.70		May 25, 2032	(9)						25	43	25	40
8.70		May 25, 2033	(9)						25	43	25	40
8.70		May 25, 2035	(9)						25	44	25	40
Floating	(10)	July 31, 2084			July 27, 1990		US $198 million		202	202	214	214
Floating	(11)	August 31, 2085			August 20, 1991		US $67 million	(12)	68	68	72	72

									4,616	4,783	4,969	5,171
Subordinated debt held for trading purposes									(10)	(10)	(14)	(14)

									$4,606	$4,773	$4,955	$5,157

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.

(3)	Issued by FirstCaribbean. Interest rate is based on the three-month US$ LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US$ LIBOR plus 1.95%. From February 2009 through to December 2009, a portion of this issue was repurchased and cancelled. The remaining principal amount was redeemed in 2010.

(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar banker’s acceptance rate plus a pre-determined spread.

(5)	During the year, we redeemed the outstanding principal amount plus interest accrued to the redemption date.

(6)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.50% of the principal amount of the notes being redeemed.

(7)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(8)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.

(9)	Not redeemable prior to maturity date.

(10)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(11)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(12)	A portion of this issue was repurchased and cancelled during 2009.
Subsequent to the year-end, on November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
Repayment Schedule
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

$ millions, as at October 31	2010

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	250
4 to 5 years	—
Over 5 years	4,366

$4,616

Consolidated Financial Statements
Note 17 Common and Preferred Share Capital and Preferred Share Liabilities
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Outstanding shares and dividends and interest paid

$ millions, except per share amounts,
as at or for the year ended October 31						2010						2009						2008
	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share

Common shares(1)	392,738,700	$6,804		$1,350		$3.48	383,981,867	$6,241		$1,328		$3.48	380,804,829	$6,063		$1,285		$3.48

Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(2)	2,000	—	(3)	—	(3)	0.08	2,000	—	(3)	—	(3)	0.08	2,000	—	(3)	—	(3)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.18	18,000,000	450		21		1.18
Series 32	12,000,000	300		14		1.13	12,000,000	300		14		1.13	12,000,000	300		14		1.13
Series 33	12,000,000	300		16		1.34	12,000,000	300		18		1.53	12,000,000	300		—		—
Series 35	13,000,000	325		21		1.63	13,000,000	325		16		1.19	—	—		—		—
Series 37	8,000,000	200		13		1.63	8,000,000	200		9		1.06	—	—		—		—

		$3,156		$169				$3,156		$162				$2,631		$119

	Shares outstanding		Interest paid		Shares outstanding		Interest paid		Shares outstanding		Interest paid
	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share

Class A Preferred Shares
Classified as liabilities
Series 19(4)	—	$—	$10	$1.24	8,000,000	$200	$10	$1.24	8,000,000	$200	$10	$1.24
Series 23(4)	—	—	21	1.33	16,000,000	400	21	1.33	16,000,000	400	21	1.33

		$—	$31			$600	$31			$600	$31

Total preferred shares		$3,156	$200			$3,756	$193			$3,231	$150

(1)	Includes treasury shares.

(2)	On June 17, 2009, CIBC’s offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired. We did not repurchase any shares under this offer in 2009 (2008: 500 shares repurchased).

(3)	Due to rounding.

(4)	On October 31, 2010, we redeemed and legally extinguished these non-cumulative preferred shares. Other liabilities (Note 11) include $604 million in respect of principal and premium amounts payable to holders. The payment was made subsequent to the year end on November 1, 2010.

Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 18, and 26 through 32, are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.
     Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares on or after the specified conversion date indicated in the footnote to the following table. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.
     Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.
     Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.
     Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.
     Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.
     Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.
     Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.
     Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.
     Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Consolidated Financial Statements
Terms of Class A Preferred Shares

	Quarterly	Specified	Cash redemption
	dividends per share(1)	redemption date	price per share

Series 18	$0.343750	October 29, 2012	$25.00

Series 26(2)	$0.359375	April 30, 2008	$26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27(2)	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00

Series 28	$0.020000	June 17, 2009	$10.00

Series 29(2)	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00

Series 30	$0.300000	April 30, 2010	$26.00
		April 30, 2011	25.75
		April 30, 2012	25.50
		April 30, 2013	25.25
		April 30, 2014	25.00

Series 31	$0.293750	January 31, 2012	$26.00
		January 31, 2013	25.75
		January 31, 2014	25.50
		January 31, 2015	25.25
		January 31, 2016	25.00

Series 32	$0.281250	April 30, 2012	$26.00
		April 30, 2013	25.75
		April 30, 2014	25.50
		April 30, 2015	25.25
		April 30, 2016	25.00

Series 33	$0.334375	July 31, 2014	$25.00

Series 35	$0.406250	April 30, 2014	$25.00

Series 37	$0.406250	July 31, 2014	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

(2)	CIBC’s earliest conversion dates for common shares were: Series 26: April 30, 2008; Series 27: October 31, 2008; and Series 29: May 1, 2010.
Common shares issued
During the year, we issued 1.9 million (2009: 1.0 million) new common shares for a total consideration of $88 million (2009: $41 million), pursuant to stock option plans.
     Effective July 2009, participants in the Shareholder Investment Plan (Plan) receive a 3% discount from the average market price on the reinvested dividends in additional common shares. The discount applies to common shares received under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Plan. During the year, we issued 6.0 million (2009: 2.2 million) new common shares for a total consideration of $419 million (2009: $137 million), pursuant to the Plan.
     Effective February 2010, employee contributions to our Canadian ESPP have been used to purchase common shares issued from Treasury. We issued 0.8 million new common shares for a total consideration of $56 million, pursuant to the ESPP.
Common shares reserved for issue
As at October 31, 2010, 11,934,131 common shares (2009: 13,877,708) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
     We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes –Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 18.

Consolidated Financial Statements
Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.
Capital
Objectives, policies, and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends, return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies, and procedures during the year.
Regulatory requirements
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     Current BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital and ratios
Regulatory capital consists of Tier 1 and Tier 2 capital.
     Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis, including substantial investments. Investment in insurance activities continues to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.
     Our capital ratios and assets-to-capital multiple are as follows:
Regulatory capital, risk-weighted assets, and capital ratios

$ millions, as at October 31	2010		2009

Capital
Tier 1 capital	$14,851		$14,154
Total regulatory capital	18,966		18,827

Risk-weighted assets
Credit risk	$86,782		$97,190
Market risk	1,625		1,321
Operational risk	18,256		18,787

Total risk-weighted assets	$106,663		$117,298

Capital ratios
Tier 1 capital ratio	13.9%		12.1%
Total capital ratio	17.8%		16.1%
Assets-to-capital multiple	17.0	x	16.3	x

The risk-based capital framework will be revised in the coming years. Effective the first quarter of fiscal 2012, banks are required to implement the series of guidelines issued by the Basel Committee on Banking Supervision (BCBS) in July 2009. The guidelines proposed enhancements to the market risk and credit risk framework. Starting January 1, 2013, banks will commence implementing the significant capital reforms proposed by BCBS since December 2009. The reforms will increase the quality, quantity, and consistency of capital to strengthen the resilience of the banking sector.

Consolidated Financial Statements
Note 18 Capital Trust Securities
On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as Deposits — business and government on the consolidated balance sheet.
     The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.
     CIBC Tier 1 Notes — Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes — Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.
     According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. As at October 31, 2010, we held $1 million (2009: $1 million) of Tier 1 Notes — Series B for trading purposes.
     The table below presents the significant terms and conditions of the Notes:

$ millions, as at October 31
				Earliest redemption dates		Principal amount
				At greater of
		Interest		Canada Yield
Issue	Issue date	payment dates	Yield	Price(1) and par	At par	2010	2009

CIBC Capital Trust — Tier 1 Notes
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	300	300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes — Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes — Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.
Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified above, and on any date thereafter, redeem the CIBC Tier 1 Notes Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes — Series A or Series B prior to the earliest redemption date specified above without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.
Note 19 Accumulated Other Comprehensive Income (AOCI)

$ millions, as at October 31	2010	2009

Net foreign currency translation adjustments	$(575)	$(495)
Net unrealized gains on AFS securities(1)	197	124
Net gains on cash flow hedges(2)	17	1

	$(361)	$(370)

(1)	Includes $53 million (2009: $101 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $8 million (2009: $3 million) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to eight years (2009: four years) thereafter.

Consolidated Financial Statements
Note 20 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities, and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2010	Assets
	Cash and deposits with banks	$233	$9,887	$238	$—	$—	$1,694	$12,052
	Effective yield		0.96%	1.37%
	Trading securities	—	2,066	3,583	6,082	3,918	12,908	28,557
	Effective yield		1.56%	2.10%	2.86%	4.59%
	AFS securities	—	8,721	5,992	8,417	2,796	695	26,621
	Effective yield		1.10%	2.03%	3.50%	4.80%
	FVO securities	—	9,148	2,778	9,703	801	—	22,430
	Effective yield		1.10%	1.19%	2.51%	4.43%
	Securities borrowed or purchased under resale agreements	—	36,197	1,145	—	—	—	37,342
	Effective yield		0.89%	1.15%
	Loans	94,764	16,228	17,465	42,359	2,784	3,292	176,892
	Effective yield		3.19%	4.62%	4.44%	5.15%
	Other	—	29,739	—	—	—	18,407	48,146
	Structural assumptions	(8,729)	1,306	3,678	6,143	—	(2,398)	—

	Total assets	$86,268	$113,292	$34,879	$72,704	$10,299	$34,598	$352,040

	Liabilities and shareholders’ equity
	Deposits	$87,067	$58,046	$28,987	$38,530	$4,205	$29,836	$246,671
	Effective yield		1.04%	1.79%	3.01%	5.50%
	Obligations related to securities sold short	—	100	1,364	3,930	2,886	1,393	9,673
	Effective yield		0.96%	1.09%	1.47%	2.59%
	Obligations related to securities lent or sold under repurchase agreements	—	28,220	—	—	—	—	28,220
	Effective yield		0.77%	—
	Subordinated indebtedness	—	284	1,393	1,974	1,122	—	4,773
	Effective yield		1.08%	3.75%	5.31%	8.05%
	Other	—	29,908	—	954	1,996	29,845	62,703
	Structural assumptions(1)	(17,445)	5,292	17,212	20,835	—	(25,894)	—

	Total liabilities and shareholders’ equity	$69,622	$121,850	$48,956	$66,223	$10,209	$35,180	$352,040

	On-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$—
	Off-balance sheet gap(2)	—	(9,812)	12,468	(2,342)	(314)	—	—

	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$—
	Total cumulative gap	$16,646	$(1,724)	$(3,333)	$806	$582	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$19,030	$(15,413)	$(13,657)	$10,991	$(101)	$(850)	$—
	Foreign currencies	(2,384)	6,855	(420)	(4,510)	191	268	—

	Total on-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$—

	Off-balance sheet gap(2)
	Canadian currency	$—	$(4,842)	$12,584	$(7,253)	$(489)	$—	$—
	Foreign currencies	—	(4,970)	(116)	4,911	175	—	—

	Total off-balance sheet gap	$—	$(9,812)	$12,468	$(2,342)	$(314)	$—	$—

	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$—

2009	Gap by currency
	On-balance sheet gap
	Canadian currency	$13,707	$(9,709)	$(27,002)	$23,502	$(2,505)	$2,007	$—
	Foreign currencies	(1,179)	1,759	(7,714)	3,468	1,112	2,554	—

	Total on-balance sheet gap	$12,528	$(7,950)	$(34,716)	$26,970	$(1,393)	$4,561	$—

	Off-balance sheet gap(2)
	Canadian currency	$—	$2,615	$18,831	$(22,062)	$616	$—	$—
	Foreign currencies	—	(6,035)	8,106	(1,279)	(792)	—	—

	Total off-balance sheet gap	$—	$(3,420)	$26,937	$(23,341)	$(176)	$—	$—

	Total gap	$12,528	$(11,370)	$(7,779)	$3,629	$(1,569)	$4,561	$—
	Total cumulative gap	$12,528	$1,158	$(6,621)	$(2,992)	$(4,561)	$—	$—

(1)	Commencing 2010, amounts reported exclude the impact of structural assumptions relating to shareholders’ equity.

(2)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

Consolidated Financial Statements
Note 21 Stock-based Compensation
Restricted Share Award Plan
Under our RSA plan, which began in 2000, certain key employees are granted annual awards to receive either common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. RSAs generally vest at the end of three years or one-third annually. All awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.
     Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased common shares in the open market. Grant date fair value of each share-settled RSA was calculated based on the weighted-average purchase price of the corresponding common shares that were purchased by the trust.
     Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a fixed date. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of common shares.
     Compensation expense in respect of RSAs, before the impact of hedging, totalled $290 million in 2010 (2009: $217 million; 2008: $135 million). Liabilities in respect of cash-settled RSAs totalled $521 million (2009: $298 million; 2008: $117 million).
Special Incentive Program
Special Incentive Program (SIP) award units were granted only once in 2000.
     Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.
Performance Share Unit Plan
Under the PSU plan, which was introduced in 2005, certain key executives are granted awards to receive common shares or an equivalent cash value. Beginning December 2008, PSU grants are made only in the form of cash-settled awards, which are funded at the time of payment. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.
     Recognition of compensation expense is based on management’s best estimate of the number of PSUs expected to vest. PSUs are remeasured for changes in management’s best estimate of the number of PSUs to vest and changes in the market value of common shares. Dividend equivalent amounts are recognized in compensation expense as incurred and in accordance with management’s best estimate of the number of PSUs expected to vest.
     Grant date fair value of PSUs is deemed to be the same as the grant date fair value of RSAs awarded at the same time.
     Compensation expense in respect of PSUs, before the impact of hedging, totalled $9 million in 2010 (2009: expense of $2 million; 2008: recovery of $13 million). Liabilities in respect of PSUs totalled $14 million (2009: $8 million; 2008: $11 million).
Book Value Unit Plan (BVU)
Under the BVU plan, which was introduced in 2010, certain key executives are granted awards denominated in BVUs. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. BVUs vest at the end of three years. The final number of BVUs that vest will be adjusted for new issues of, re-purchases of, or dividends paid on common shares.
     Grant date fair value of BVUs is calculated based on the book value per share of common shares on the last day of the previous fiscal quarter.
     Compensation expense in respect of BVUs totalled $2 million in 2010. Liabilities in respect of BVUs totalled $2 million.
Directors’ Plans
Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.
     Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares, or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, and committee member retainers.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of the DSU components of these plans, before the impact of hedging, totalled $3 million (2009: $2 million; 2008: nil). Liabilities in respect of DSUs totalled $8 million (2009: $5 million; 2008: $5 million).

Consolidated Financial Statements
Stock option plans
We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options vested immediately and expire on the earlier of (i) 60 months after the date the director ceases to be a member of the Board of Directors, or (ii) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.
     The weighted-average grant date fair value of options granted during 2010 has been estimated at $11.13 (2009: $13.60; 2008: $14.19). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2010	2009	2008

Weighted-average assumptions
Risk-free interest rate	2.88%	2.85%	4.33%
Expected dividend yield	6.57%	7.00%	6.23%
Expected share price volatility	32.20%	45.00%	32.35%
Expected life	6 years	6 years	6 years
Share price /exercise price	$70.71	$49.75	$75.60

Up to 50% of options relating to the ESOP granted prior to 2000 were eligible to be exercised as SARs. During 2009, all remaining SARs either expired or were exercised.
Compensation expense in respect of stock options and SARs, before the impact of hedging, totalled $11 million in 2010 (2009: expense of $9 million; 2008: recovery of $21 million). Liabilities in respect of SARs totalled nil (2009: nil; 2008: $6 million).
Stock option plans

As at or for the year ended October 31		2010		2009		2008
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	7,023,502	$56.53	7,270,168	$55.38	7,236,483	$51.63
Granted	708,434	70.71	1,077,608	49.75	876,342	75.60
Exercised(1)	(1,943,577)	43.28	(983,705)	39.10	(495,134)	41.83
Forfeited	—	—	(5,035)	72.06	(21,644)	74.69
Cancelled/Expired	(147,138)	56.47	(214,629)	73.09	(49,479)	79.69
Exercised as SARs	—	—	(120,905)	38.44	(276,400)	39.69

Outstanding at end of year	5,641,221	$62.88	7,023,502	$56.53	7,270,168	$55.38

Exercisable at end of year	3,560,238	$61.79	4,942,948	$53.47	5,654,145	$48.69

Available for grant	6,292,910		6,854,206		7,712,150

(1)	The weighted-average share price at the date of exercise was $69.69 (2009: $52.20; 2008: $70.15).
Stock options outstanding and vested

As at October 31, 2010		Stock options outstanding		Stock options vested
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	remaining	price	outstanding	price

$40.00 – $49.00	800,111	1.67	43.63	800,111	43.63
$49.01 – $55.00	1,295,142	6.38	50.28	518,726	51.06
$55.01 – $65.00	762,586	1.57	55.65	730,818	55.34
$65.01 – $75.00	1,604,866	6.73	70.82	695,978	71.71
$75.01 – $85.00	836,508	6.32	78.50	558,024	77.98
$85.01 – $105.00	342,008	6.04	96.33	256,581	96.33

	5,641,221	5.13	$62.88	3,560,238	$61.79

Employee Share Purchase Plan
Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar ESPPs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer

Consolidated Financial Statements
contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares. All employer contributions are used by the trustee to purchase shares on the open market. Effective February 2010, for our Canadian plan, shares purchased by the trustee using employee contributions are issued as treasury shares. FirstCaribbean operates its own ESPP, in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market.
     Our contributions are expensed as incurred and totalled $30 million in 2010 (2009: $30 million; 2008: $30 million).
Hedging
The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, DSU, and SAR plans is hedged through the use of derivatives. Effective November 1, 2008, the gains and losses on these derivatives are recognized in compensation expense. In prior years, the gains and losses on these derivatives were recognized in other income. During the year, we recorded gains of $105 million (2009: gain of $60 million; 2008: loss of $49 million) in the consolidated statements of operations. Additionally, we recorded gains of $10 million (2009: $14 million; 2008: nil) in AOCI in respect of hedges of awards that are being expensed over vesting periods.
Note 22 Employee Future Benefits
We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets from September 30 to October 31. The change was applied retroactively without restatement and resulted in an after-tax charge to opening retained earnings of $6 million ($9 million pre-tax) as at November 1, 2008.
     As a result, plan assets and accrued benefit obligations related to our employee defined benefit plan are measured for accounting purposes as at October 31, 2010 and 2009.
     The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, the U.S., the U.K., and the Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

		Pension benefit plans			Other benefit plans

$ millions, as at or for the year ended October 31	2010	2009	2008	2010	2009	2008

Accrued benefit obligation
Balance at beginning of year	$3,942	$3,641	$4,043	$720	$694	$767
Adjustment for change in measurement date	—	12	—	—	1	—
Current service cost	120	108	139	13	13	15
Employee contributions	6	6	7	—	—	—
Interest cost on accrued benefit obligation	257	248	229	43	43	41
Benefits paid	(212)	(216)	(198)	(51)	(52)	(50)
Foreign exchange rate changes	(27)	(6)	11	(3)	—	2
Actuarial losses (gains)	528	144	(576)	55	21	(81)
Net transfer out	—	—	(2)	—	—	—
Plan amendments	1	5	—	(8)	—	—
Curtailments gains	—	—	—	—	—	(1)
Settlement gains	—	—	(13)	—	—	—
Special termination benefits	—	—	1	—	—	1

Balance at end of year	$4,615	$3,942	$3,641	$769	$720	$694

Plan assets
Fair value at beginning of year	$4,003	$3,794	$4,121	$27	$40	$59
Adjustment for change in measurement date	—	(15)	—	—	(4)	—
Actual positive (negative) return on plan assets	471	154	(411)	1	3	2
Employer contributions	369	288	278	48	40	29
Employee contributions	6	6	7	—	—	—
Benefits paid	(212)	(216)	(198)	(51)	(52)	(50)
Settlement payments	—	—	(13)	—	—	—
Foreign exchange rate changes	(29)	(8)	12	—	—	—
Net transfer out	—	—	(2)	—	—	—

Fair value at end of year	$4,608	$4,003	$3,794	$25	$27	$40

Funded status (deficit) surplus	$(7)	$61	$153	$(744)	$(693)	$(654)
Employer contributions after measurement date	—	—	55	—	—	3
Unamortized net actuarial losses	1,423	1,171	877	151	100	82
Unamortized past service costs (gains)	8	9	7	(135)	(148)	(170)
Unamortized transitional asset	—	—	—	—	1	1

Accrued benefit asset (liability)	$1,424	$1,241	$1,092	$(728)	$(740)	$(738)
Valuation allowance	(19)	(18)	(19)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$1,405	$1,223	$1,073	$(728)	$(740)	$(738)

Consolidated Financial Statements
The accrued benefit asset (liability), net of valuation allowance, included in other assets and liabilities is as follows:

	Pension benefit plans						Other benefit plans

$ millions, as at October 31	2010		2009		2008		2010		2009		2008

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,426		$1,243		$1,094		$—		$—		$—
Other liabilities (Note 11)	(21)		(20)		(21)		(728)		(740)		(738)

	$1,405		$1,223		$1,073		$(728)		$(740)		$(738)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans						Other benefit plans

$ millions, as at October 31	2010		2009		2008		2010		2009		2008

Accrued benefit obligation
Unfunded plans	$43		$38		$31		$638		$582		$559
Funded plans	4,149		217		132		131		138		135

	4,192		255		163		769		720		694
Fair value of plan assets	4,094		202		123		25		27		40

Funded status deficit	$(98)		$(53)		$(40)		$(744)		$(693)		$(654)

The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans

$ millions, for the year ended October 31	2010		2009		2008		2010		2009		2008

Current service cost	$120		$108		$139		$13		$13		$15
Interest cost on accrued benefit obligation	257		248		229		43		43		41
Actual negative (positive) return on plan assets	(471)		(154)		411		(1)		(3)		(2)
Plan amendments	1		5		—		(8)		—		—
Actuarial losses (gains)	528		144		(576)		55		21		(81)
Curtailment losses	—		—		1		—		—		—
Settlement losses	—		—		2		—		—		—
Special termination benefits	—		—		1		—		—		1

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$435		$351		$207		$102		$74		$(26)

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$204	(1)	$(141	)(1)	$(683	)(1)	$—	(2)	$1	(2)	$1	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(462	)(3)	(133	)(3)	629	(3)	(51	)(4)	(20	)(4)	88	(4)
Difference between plan amendment costs arising and plan amendment costs amortized	1	(5)	(3	)(5)	2	(5)	(13	)(6)	(20	)(6)	(21	)(6)

	(257)		(277)		(52)		(64)		(39)		68
Change in valuation allowance	1		(1)		—		—		—		—

Defined benefit plan expense recognized	$179		$73		$155		$38		$35		$42

(1)	Expected return on plan assets of $267 million (2009: $295 million; 2008: $272 million), subtracted from actual positive (negative) return on plan assets of $471 million (2009: $154 million; 2008: $(411) million).

(2)	Expected return on plan assets of $1 million (2009: $2 million; 2008: $1 million), subtracted from actual return on plan assets of $1 million (2009: $3 million; 2008: $2 million).

(3)	Actuarial losses amortized of $66 million (2009: $11 million; 2008: $53 million), less actual actuarial losses (gains) incurred of $528 million (2009: $144 million; 2008: $(576) million).

(4)	Actuarial losses amortized of $4 million (2009: $1 million; 2008: $7 million), less actual actuarial losses (gains) incurred of $55 million (2009: $21 million; 2008: $(81) million).

(5)	Amortization of plan amendments of $2 million (2009: $2 million; 2008: $2 million), less actual plan amendments of $1 million (2009: $5 million; 2008: nil).

(6)	Amortization of plan amendments of $(21) million (2009: $(20) million; 2008: $(21) million), less actual plan amendments of $(8) million (2009: nil; 2008: nil).

Consolidated Financial Statements
Benefit and plan changes
2010 and 2009
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2010 or 2009.
2008
During 2008, the supplemental pension arrangements for Canadian employees became funded plans. The initial funding contribution was $167 million.
Investment policy
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector, and issuer. The goal is to secure the plan obligations of our funded plans, maximizing the investment returns while not compromising the security of the respective plans, and managing the level of funding contributions. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, within established ranges and are rebalanced as required to the target asset mix.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans				Other benefit plans
	Target	Actual	Target	Actual	Target	Actual	Target	Actual
	allocation	allocation	allocation	allocation	allocation	allocation	allocation	allocation
Asset category(1)	2010	2010	2009	2009	2010	2010	2009	2009

Equity(2)	49%	49%	49%	48%	—%	—%	—%	—%
Debt(2)	42	45	43	45	100	100	100	100
Real estate	5	4	4	4	—	—	—	—
Other(3)	4	2	4	3	—	—	—	—

	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Commencing 2010, categories are based upon risk classification. Prior year actual allocations have been restated.

(2)	Pension benefit plans include CIBC or FirstCaribbean securities and deposits of $39 million (2009: $9 million), representing 0.8% of total plan assets (2009: 0.3%). Other benefit plans do not include any CIBC or FirstCaribbean securities or deposits.

(3)	Includes foreign currency derivatives that hedge currency exposures and investments in essential public assets, including transportation, communication, energy, education, and health-care projects.
Plan assumptions
The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The weighted-average assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

	Pension benefit plans			Other benefit plans
For the year ended October 31	2010	2009	2008	2010	2009	2008

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.6%	6.5%	6.8%	5.3%	6.0%	6.6%
Rate of compensation increase	3.6%	3.7%	3.7%	3.5%	3.5%	3.5%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	6.5%	6.8%	5.6%	6.0%	6.6%	5.5%
Expected long-term rate of return on plan assets	6.4%	6.9%	6.8%	4.0%	5.0%	5.8%
Rate of compensation increase	3.7%	3.7%	3.6%	3.5%	3.5%	3.5%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2010	2009	2008

Health-care cost trend rates assumed for next year	7.0%	7.1%	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029	2018

Consolidated Financial Statements
A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase			One percentage-point decrease
$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008

Effect on aggregate of service and interest costs	$4	$4	$4	$(3)	$(3)	$(4)
Effect on accrued benefit obligation	54	49	53	(45)	(40)	(44)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2010	2009	2008

Defined contribution pension plans	$11	$13	$14
Government pension plans(1)	75	73	76

	$86	$86	$90

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

	Pension benefit plans			Other benefit plans					Total

$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Defined benefit plans	$435	$351	$207	$102	$74	$(26)	$537	$425	$181
Defined contribution and other plans	86	86	90	—	—	—	86	86	90

	$521	$437	$297	$102	$74	$(26)	$623	$511	$271

Cash flows
Cash contributions
The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2009. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2010. For the long-term disability plan, the most recent actuarial valuation was performed as of October 31, 2009. Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans			Other benefit plans

$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008

Funded plans	$366	$230	$330	$15	$—	$—
Beneficiaries of unfunded plans	3	3	3	33	37	32
Defined contribution pension plans	11	13	14	—	—	—

	$380	$246	$347	$48	$37	$32

The minimum contributions for 2011 are anticipated to be $164 million for defined benefit pension plans and $52 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2010	Pension benefit plans	Other benefit plans

2011	$212	$52
2012	217	52
2013	223	52
2014	229	53
2015	236	53
2016 – 2020	1,307	272

Consolidated Financial Statements
Note 23 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2010	2009		2008

Consolidated statement of operations
Income tax expense (benefit) — current	$733	$386		$(671)
— future	800	38		(1,547)

	1,533	424		(2,218)

Consolidated statement of changes in shareholders’ equity
OCI	(485)	18		(930)
Accounting policy changes	—	(3	)(1)	(50	)(2)
Other	(7)	(6)		(20)

	(492)	9		(1,000)

	$1,041	$433		$(3,218)

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended CICA EIC Abstract 46, “Leveraged leases”. See Note 1 for additional details..
Components of Income Tax

$ millions, for the year ended October 31	2010	2009	2008

Current income taxes
Federal	$80	$133	$(1,326)
Provincial	63	84	(612)
Foreign	44	65	263

	187	282	(1,675)

Future income taxes
Federal	491	172	(788)
Provincial	292	94	(451)
Foreign	71	(115)	(304)

	854	151	(1,543)

	$1,041	$433	$(3,218)

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.
     Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $231 million (2009: $500 million; 2008: $379 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 30.6% (2009: 31.8%; 2008: 32.7%) as set out in the following table:
Reconciliation of Income Taxes

$ millions, for the year ended October 31	2010		2009		2008

Combined Canadian federal and provincial income tax rate applied to income (loss) before income taxes	$1,228	30.6%	$515	31.8%	$(1,393)	32.7%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(96)	(2.4)	(118)	(7.3)	(309)	7.3
Tax-exempt income	(36)	(0.9)	(29)	(1.8)	(126)	3.0
Tax-exempt gains	—	—	(4)	(0.2)	—	—
Enron-related increased tax benefit	—	—	—	—	(486)	11.4
Net realized foreign exchange gains on investments in foreign operations	409	10.2	69	4.3	144	(3.4)
Future tax rate decrease	27	0.7	—	—	—	—
Other	1	—	(9)	(0.6)	(48)	1.1

Income taxes in the consolidated statement of operations	$1,533	38.2%	$424	26.2%	$(2,218)	52.1%

Consolidated Financial Statements
During the year, capital repatriation activities resulted in a $536 million (2009: $104 million; 2008: $160 million) increase in income tax expense in the consolidated statement of operations, arising from the transfer of related accumulated balances in the foreign currency translation adjustments component of AOCI.
Future Income Tax Asset
At October 31, 2010, our future income tax asset was $767 million, net of a $66 million (US$65 million) valuation allowance. Included in the future income tax asset were $385 million related to Canadian non-capital loss carryforwards that expire in 18 years, $54 million related to Canadian capital loss carryforwards that have no expiry date, and $267 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
The following table presents sources of the future income tax assets and liabilities, net of the valuation allowance:
Sources of Future Income Tax Balances

$ millions, as at October 31	2010	2009

Future income tax assets
Tax loss carryforwards	$665	$1,249
Provisions	37	76
Allowance for credit losses	346	466
Unearned income	88	70
Buildings and equipment	62	55
Pension and employee benefits	90	73
Securities revaluation	35	150
Other	106	70

	1,429	2,209
Valuation allowance	(66)	(95)

	1,363	2,114

Future income tax liabilities
Lease receivables	87	64
Pension and employee benefits	152	82
Buildings and equipment	80	80
Goodwill	69	72
Securities revaluation	91	40
Foreign currency	62	62
Other	55	79

	596	479

Net future income tax asset, net of the valuation allowance (Note 9)	$767	$1,635

Enron
On October 2, 2009 and March 17, 2010, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. Also during the year, the CRA proposed to disallow legal expenses related to 2006.
     On April 30, May 19, and September 9, 2010, we filed Notices of Appeal with the Tax Court of Canada. On September 30 and November 12, 2010, we received Replies from the Department of Justice which confirmed CRA’s reassessments. The matter is now proceeding to litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $167 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $865 million and non-deductible interest of approximately $128 million would be incurred.
Leveraged leases
Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. During the year, final taxable amounts and interest charges thereon were agreed with the IRS and payments applied to the various affected taxation years.
Ontario tax rate reductions
The Ontario Government will reduce Ontario corporate tax rates to 10% by 2013. The rate reductions were substantively enacted as at November 16, 2009. As a result, we wrote down our future tax assets by approximately $25 million.
The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits.
Unrecognized Tax Benefits

$ millions, for the year ended October 31	2010	2009

Balance at beginning of year	$456	$460
Increases based on tax positions related to the current year	39	42
Decreases based on tax positions related to prior years	(21)	(39)
Decreases related to a lapse of applicable statute of limitations	—	(7)

Balance at the end of year	$474	$456

The entire amount of remaining unrecognized tax benefits of $474 million (2009: $456 million), if recognized, would affect the effective tax rate.
     We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.
     CIBC operates in Canada, the U.S., the U.K., and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:
Canada	2005
U.S.	2008
U.K.	2008
     CIBC accounts for interest arrears and penalties in Income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as Interest expense in the consolidated statement of operations. The total amount of interest and penalties payable on the consolidated balance sheet as at October 31, 2010 was nil (2009: $94 million). Substantially all of the accrued interest and penalties in 2009 related to our U.S. leveraged leases transactions.

Consolidated Financial Statements
Note 24 Earnings per Share (EPS)

$ millions, except per share amounts, for the year ended October 31	2010	2009	2008

Basic EPS
Net income (loss)	$2,452	$1,174	$(2,060)
Preferred share dividends and premiums	(169)	(162)	(119)

Net income (loss) applicable to common shares	$2,283	$1,012	$(2,179)

Weighted-average common shares outstanding (thousands)	387,802	381,677	370,229

Basic EPS	$5.89	$2.65	$(5.89)

Diluted EPS
Net income (loss) applicable to common shares	$2,283	$1,012	$(2,179)

Weighted-average common shares outstanding (thousands)	387,802	381,677	370,229

Add: stock options potentially exercisable(1) (thousands)	1,005	765	1,534

Weighted-average diluted common shares outstanding(2) (thousands)	388,807	382,442	371,763

Diluted EPS(3)	$5.87	$2.65	$(5.89)

(1)	Excludes average options outstanding of 1,954,098 with a weighted-average exercise price of $78.99; average options outstanding of 3,444,668 with a weighted-average exercise price of $69.37; and average options outstanding of 1,911,347 with a weighted-average exercise price of $79.13 for the years ended October 31, 2010, 2009, and 2008, respectively, as the options’ exercise prices were greater than the average market price of common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore, basic and diluted EPS are the same.
Note 25 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

	Contract amounts
$ millions, as at October 31	2010	2009

Securities lending(1)(2)	$57,325	$43,907
Unutilized credit commitments(3)	44,530	39,747
Backstop liquidity facilities	4,403	4,869
Standby and performance letters of credit	5,721	5,123
ALM credit derivatives written options	—	27
Documentary and commercial letters of credit	290	234
Other	381	371

	$112,650	$94,278

(1)	Includes the full contract amount of custodial client securities totalling $45.0 billion (2009: $33.3 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $4.3 billion (2009: $5.3 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $34.9 billion (2009: $30.7 billion), of which $14.3 billion (2009: $18.7 billion) will expire in one year or less. Excludes personal lines of credit, home equity lines of credit, and credit card lines.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs for Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Consolidated Financial Statements
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Lease commitments(1)(2)(3)(4)
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2010

2011	$332
2012	310
2013	286
2014	248
2015	247
2016 and thereafter	1,482

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $373 million (2009: $334 million; 2008: $366 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $46 million in 2011, $45 million in 2012, $47 million in 2013, $48 million in 2014, $47 million in 2015, and $382 million in 2016 and thereafter.

(3)	We have sublet some of our premises and expect to receive $26 million (2009: $43 million) from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $16 million (2009: $21 million) of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $294 million (2009: $372 million).
     In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. As at October 31, 2010, the related underwriting commitments were $183 million (2009: $358 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.
     The following table summarizes significant guarantees issued and outstanding:

$ millions, as at October 31		2010		2009
	Maximum		Maximum
	potential	Carrying	potential	Carrying
	future payment(1)	amount	future payment(1)	amount

Securities lending with indemnification(2)	$42,527	$—	$30,797	$—
Standby and performance letters of credit	5,721	25	5,123	20
Credit derivatives
Written options	12,080	1,884	20,547	4,226
Swap contracts written protection	2,982	156	3,657	276
Other derivative written options	See narrative	1,593	See narrative	2,849
Other indemnification agreements	See narrative	—	See narrative	—

(1)	The total collateral available relating to these guarantees was $45.5 billion (2009: $33.1 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.
As many of these guarantees will expire or terminate without being drawn upon, and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.

Consolidated Financial Statements
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities lent are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities, and other assets pledged. The term of these guarantees may vary with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary, with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other underlyings, which provide the holder the right to purchase or sell the underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability, or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts is generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2010 and 2009.
Pledged assets
In the ordinary course of business, we pledge our own or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2010	2009

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$41	$32
Securities	22,187	26,365
Mortgages	6,409	3,697
Other assets	4,912	6,603

	33,549	36,697

Client assets
Collateral received and available for sale or re-pledged(1)	97,707	79,028
Less: not sold or re-pledged	22,106	15,960

	75,601	63,068

	$109,150	$99,765

Uses of pledged assets and collateral
Securities lent(2)	$57,325	$43,907
Obligations related to securities lent or sold under repurchase agreements(3)	28,220	37,453
Obligations related to securities sold short(3)	9,673	5,916
Covered bonds(3)	6,409	3,182
Margins for exchange-traded futures and options, and collateralized derivative transactions	6,204	8,175
Foreign governments and central banks(4)	419	332
Clearing systems, payment systems and depositories(4)	900	800

	$109,150	$99,765

(1)	Includes the full contract amount totalling $47.8 billion (2009: $35.3 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $45.0 billion (2009: $33.3 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Does not include over-collateralization of assets pledged.

(4)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System.

Consolidated Financial Statements
Securities collateral
Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. In October 2010, the bankruptcy court issued an order, at the request of the Lehman Estate, staying all proceedings in the action for a period of nine months.
     Of note, in September 2010, the U.S. District Court for the Southern District of New York agreed to hear Bank of New York’s appeal of the U.S. bankruptcy court ruling in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., finding unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. On November 17, 2010, the Lehman Estate advised the U.S. District Court that it has settled this dispute in principle with the sole note holder. At the request of the Lehman Estate, the Court granted a 90-day stay of Bank of New York’s appeal to allow time for the settlement documents to be finalized.
     Although there can be no certainty regarding any eventual outcome, we continue to believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Consolidated Financial Statements
Note 26 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit exposure by country of ultimate risk

$ millions, as at October 31	2010				2009
			Other				Other
	Canada	U.S.	countries	Total	Canada	U.S.	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$262,043	$29,283	$44,934	$336,260	$242,487	$32,225	$42,927	$317,639

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$6,692	$1,136	$655	$8,483	$7,983	$1,136	$507	$9,626
Governments	4,281	3	—	4,284	3,899	10	8	3,917
Other	30,101	3,026	3,038	36,165	28,150	1,948	975	31,073

	41,074	4,165	3,693	48,932	40,032	3,094	1,490	44,616

Other credit-related arrangements(4)
Financial institutions	57,350	1,249	154	58,753	42,683	1,797	160	44,640
Governments	125	—	5	130	82	6	—	88
Other	4,155	215	465	4,835	4,033	286	615	4,934

	61,630	1,464	624	63,718	46,798	2,089	775	49,662

	$102,704	$5,629	$4,317	$112,650	$86,830	$5,183	$2,265	$94,278

Derivative instruments
By counterparty type
Financial institutions(5)	$5,858	$5,523	$9,000	$20,381	$6,063	$6,000	$8,372	$20,435
Governments	2,662	—	—	2,662	1,918	—	—	1,918
Other	1,116	197	44	1,357	1,353	281	133	1,767

	9,636	5,720	9,044	24,400	9,334	6,281	8,505	24,120
Less: effect of master netting agreements	(7,008)	(4,066)	(5,893)	(16,967)	(6,544)	(3,676)	(5,810)	(16,030)

Total derivative instruments	$2,628	$1,654	$3,151	$7,433	$2,790	$2,605	$2,695	$8,090

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $272.7 billion (2009: $250.7 billion) and foreign currencies of $63.6 billion (2009: $66.9 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $184.6 billion (2009: $175.6 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount, either in 2010 or 2009.

(4)	Includes the full contract amount of custodial client securities totalling $45.0 billion (2009: $33.3 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair value (net of CVA) of $732 million (2009: $1,519 million) on notional amounts of $13.4 billion (2009: $25.7 billion) with U.S. financial guarantors.
Note 27 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures, and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest on credit card balances to senior officers which is the same offer to all employees of the bank.
Directors, senior officers and their affiliates(1)
As at October 31, 2010, loans(2) to directors and their affiliates totalled $23 million (2009: $157 million), letters of credit and guarantees totalled $8 million (2009: $10 million), and the undrawn credit commitments(3) totalled $392 million (2009: $314 million).
     As at October 31, 2010, loans to senior officers and their affiliates totalled $10 million (2009: $10 million), letters of credit and guarantees totalled $75 million (2009: $75 million), and the undrawn credit commitments totalled $69 million (2009: $69 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 21 for details.
Joint ventures
CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CMT, which provides trust services; and CIBC Mellon Global Securities Services Company, which provides asset servicing, both in Canada. As at October 31, 2010, our common share investments in the joint ventures totalled $99 million (2009: $99 million), which are eliminated upon proportionate

(1)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.

(2)	Includes $22 million (2009: $156 million) to entities over which directors and their dependants have significant influence.

(3)	Includes $391 million (2009: $313 million) to entities over which directors and their dependants have significant influence.

Consolidated Financial Statements
consolidation. We also provided the two entities with undrawn credit commitments of $100 million (2009: $81 million). CIBC, The Bank of New York Mellon and CIBC Mellon have, jointly and severally, provided indemnity to CIBC Mellon customers in respect of securities lending transactions.
     CIBC was a 50/50 joint venture partner with CIT in CITBCC, which is engaged in asset-based lending in Canada. On April 30, 2010, we obtained 100% control of CITBCC (see Note 3 for details). As at October 31, 2009, our loans to, and common share investment in, the joint venture totalled $413 million and $1 million, respectively, which were eliminated upon proportionate consolidation. In addition, as at October 31, 2009, we had letters of credit and guarantees of $129 million and undrawn credit commitments of $189 million to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrowed money equally from both of its joint investors. Interest was charged at prime rate on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
Equity-accounted entities
As at October 31, 2010, investments in and loans to equity-accounted entities totalled $457 million (2009: $386 million), the undrawn investment commitments totalled $8 million (2009: $10 million), and credit commitments totalled $332 million (2009: $5 million).
Note 28 Segmented and Geographic Information
We have two strategic business units (SBUs): CIBC Retail Markets, which services retail customers, and Wholesale Banking, which services wholesale customers. These SBUs are supported by Corporate and Other.
     CIBC Retail Markets provides a full range of financial products, services, and advice to individual and business banking clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore, and the Caribbean. In addition, CIBC Retail Markets offers a full range of financial services to clients in over 17 regional markets in the Caribbean through FirstCaribbean.
     Wholesale Banking is the corporate and investment banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking, and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. Wholesale Banking provides capital solutions and advisory expertise across a wide range of industries, as well as research for our corporate, government, and institutional clients. Wholesale Banking also conducts treasury execution activities.
     These SBUs are supported by five functional groups: Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses, and balance sheet resources generally being allocated to the SBUs. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the SBUs.
Business unit allocations
Results for the SBUs are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria.
     Treasury activities impact the reported financial results of our SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within our risk framework and limits.
     Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.
Changes made to our business segments
2010
The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of this repo business were previously allocated substantially to other within CIBC Retail Markets. Also during the year, large corporate cash management revenue previously reported in business banking within CIBC Retail Markets, was retroactively transferred to corporate and investment banking within Wholesale Banking. Prior period amounts were restated.

Consolidated Financial Statements
2009
We moved the impact of securitization for CIBC Retail Markets to Corporate and Other. In addition, the provision for credit losses related to general allowance (excluding FirstCaribbean) was moved to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans are reflected in Corporate and Other. Prior period information was restated to reflect these changes.
     In the first quarter, we moved sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. In the third quarter, we made certain modifications to our transfer pricing and treasury allocations methodologies to more appropriately reflect funding costs and observed client behaviour in our SBUs in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets with a corresponding decrease in the revenue of Wholesale Banking and Corporate and Other. These changes and modifications were applied prospectively and prior period information was not restated.
2008
We separated “Administration and Technology and Operations” into two functional groups, “Administration” and “Technology and Operations”. We also moved the Legal and Regulatory Compliance function into Administration.
Results by business segments and geographic distribution

		CIBC
		Retail	Wholesale	Corporate	CIBC				Other
$ millions, for the year ended October 31		Markets	Banking	and Other	Total	Canada(1)	U.S.(1)	Caribbean(1)	countries(1)

2010	Net interest income	$6,058	$651	$(505)	$6,204	$5,285	$364	$475	$80
	Non-interest income	3,630	1,063	1,188	5,881	5,073	224	516	68

	Total revenue	9,688	1,714	683	12,085	10,358	588	991	148
	Provision for (reversal of) credit losses	1,252	88	(294)	1,046	890	81	65	10
	Amortization(2)	121	3	251	375	306	16	47	6
	Other non-interest expenses	5,300	1,144	208	6,652	5,922	266	347	117

	Income before income taxes and non-controlling interests	3,015	479	518	4,012	3,240	225	532	15
	Income tax expense	809	125	599	1,533	1,386	95	50	2
	Non-controlling interests	15	12	—	27	—	11	16	—

	Net income (loss)	$2,191	$342	$(81)	$2,452	$1,854	$119	$466	$13

	Average assets(3)	$268,148	$105,142	$(27,347)	$345,943	$276,930	$18,820	$24,052	$26,141

2009(4)	Net interest income	$5,404	$430	$(440)	$5,394	$4,321	$300	$581	$192
	Non-interest income	3,866	82	586	4,534	5,228	99	441	(1,234)
	Intersegment revenue	2	—	(2)	—	n/a	n/a	n/a	n/a

	Total revenue	9,272	512	144	9,928	9,549	399	1,022	(1,042)
	Provision for credit losses	1,382	218	49	1,649	1,365	155	51	78
	Amortization(2)	122	7	274	403	322	21	54	6
	Other non-interest expenses	5,106	1,053	98	6,257	5,450	293	385	129

	Income (loss) before income taxes and non-controlling interests	2,662	(766)	(277)	1,619	2,412	(70)	532	(1,255)
	Income tax expense (benefit)	746	(294)	(28)	424	813	(51)	66	(404)
	Non-controlling interests	21	—	—	21	—	—	21	—

	Net income (loss)	$1,895	$(472)	$(249)	$1,174	$1,599	$(19)	$445	$(851)

	Average assets(3)	$265,043	$110,832	$(25,169)	$350,706	$265,670	$19,828	$27,373	$37,835

2008(4)	Net interest income	$5,475	$(183)	$(85)	$5,207	$3,886	$187	$1,010	$124
	Non-interest income	3,857	(5,774)	424	(1,493)	5,108	(102)	459	(6,958)
	Intersegment revenue	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	9,337	(5,957)	334	3,714	8,994	85	1,469	(6,834)
	Provision for (reversal of) credit losses	833	12	(72)	773	723	10	33	7
	Amortization(2)	112	16	117	245	175	20	45	5
	Other non-interest expenses(2)	5,306	1,302	348	6,956	5,995	362	342	257

	Income (loss) before income taxes and non-controlling interests	3,086	(7,287)	(59)	(4,260)	2,101	(307)	1,049	(7,103)
	Income tax expense (benefit)	763	(3,104)	123	(2,218)	656	(626)	62	(2,310)
	Non-controlling interests	19	(1)	—	18	—	(1)	19	—

	Net income (loss)	$2,304	$(4,182)	$(182)	$(2,060)	$1,445	$320	$968	$(4,793)

	Average assets(3)	$238,549	$123,801	$(17,485)	$344,865	$252,235	$25,727	$30,434	$36,469

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. Prior to 2009, amortization of software of $165 million was included in Other non-interest expenses.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(4)	Certain prior year information has been restated to conform to the presentation in the current year.

n/a Not applicable.

Consolidated Financial Statements
Note 29 Financial Instruments — Disclosures
Certain disclosures required by the CICA handbook section 3862 are provided in the shaded sections of the “MD&A — Management of risk”, as permitted by the handbook section. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.
Risk overview Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk

Credit risk — gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk

Market risk — trading portfolios — Value-at-Risk (VaR); non-trading portfolios — interest rate risk, foreign exchange risk and equity risk.	Market risk

Liquidity risk — liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based (AIRB) and standardized approaches, displayed in both accounting categories and Basel II portfolios.

$ millions, as at October 31
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

2010 Non-interest-bearing deposits with banks	$—	$231	$632	$—	$—	$—	$—
Interest-bearing deposits with banks	10	2,688	6,833	—	—	—	—
Securities
Trading	2	260	—	—	—	—	760
AFS	1,354	18,047	3,692	—	—	—	2,413
FVO	105	22,191	133	—	—	—	—
Loans
Residential mortgages	543	1,382	—	90,732	—	—	—
Personal loans	210	—	6	20,292	6,757	7,036	—
Credit card loans(1)	—	—	—	—	13,948	1,969	—
Business and government loans	26,391	765	669	—	—	1,961	7,428
Customers’ liability under acceptances	7,132	1,441	138	—	—	—	—
Other assets	270	568	5,233	10	38	26	71

Total credit exposure	$36,017	$47,573	$17,336	$111,034	$20,743	$10,992	$10,672

2009 Non-interest-bearing deposits with banks	$—	$—	$582	$—	$—	$—	$—
Interest-bearing deposits with banks	—	386	4,718	—	—	—	—
Securities
Trading	2	810	—	—	—	—	410
AFS	1,940	30,104	3,825	—	—	—	2,982
FVO	107	22,199	—	—	—	—	—
Loans
Residential mortgages	507	1,194	—	83,624	—	—	—
Personal loans	196	—	—	19,614	6,908	7,137	—
Credit card loans(1)	—	—	—	—	14,032	111	—
Business and government loans	27,443	732	201	—	—	1,997	6,554
Customers’ liability under acceptances	6,908	1,329	160	—	—	—	—
Other assets	218	722	7,013	8	—	10	286

Total credit exposure	$37,321	$57,476	$16,499	$103,246	$20,940	$9,255	$10,232

(1)	Credit card loans included for Basel II purposes is higher than the amount recorded on the consolidated balance sheet due to the different treatments of securitized credit card receivables related to the Cards II Trust and Broadway Trust (see Note 6 for details) for accounting and capital purposes.

Consolidated Financial Statements
Note 30 Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
     We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed consolidated balance sheet

$ millions, as at October 31	2010				2009(1)
	Canadian				Canadian
	GAAP	Adjustments	U.S. GAAP		GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$—	$2,190		$1,812	$—	$1,812
Interest-bearing deposits with banks	9,862	(956)	8,906		5,195	(561)	4,634
Securities
Trading	28,557	(414)	28,143		15,110	1,451	16,561
AFS	26,621	5,906	32,527		40,160	4,518	44,678
FVO	22,430	—	22,430		22,306	—	22,306
Securities borrowed or purchased under resale agreements	37,342	(219)	37,123		32,751	(148)	32,603
Loans	176,892	(8,820)	168,072		167,212	(7,658)	159,554
Other
Derivative instruments	24,682	—	24,682	(2)	24,696	—	24,696 (2)
Customers’ liability under acceptances	7,684	—	7,684		8,397	—	8,397
Land, buildings and equipment	1,660	(4)	1,656		1,618	(5)	1,613
Goodwill	1,913	3	1,916		1,997	—	1,997
Software and other intangible assets	609	—	609		669	—	669
Other assets	11,598	255	11,853		14,021	1,076	15,097

	$352,040	$(4,249)	$347,791		$335,944	$(1,327)	$334,617

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$246,671	$(4,896)	$241,775		$223,117	$(5,880)	$217,237
Other
Derivative instruments	26,489	(4)	26,485	(2)	27,162	(10)	27,152 (2)
Acceptances	7,684	—	7,684		8,397	—	8,397
Obligations related to securities sold short	9,673	(522)	9,151		5,916	974	6,890
Obligations related to securities lent or sold under repurchase agreements	28,220	—	28,220		37,453	—	37,453
Other liabilities	12,572	2,517	15,089		13,693	4,556	18,249
Subordinated indebtedness	4,773	—	4,773		5,157	—	5,157
Preferred share liabilities	—	—	—		600	(600)	—
Shareholders’ equity
Preferred shares	3,156	—	3,156		3,156	600	3,756
Common shares	6,803	(86)	6,717		6,240	(119)	6,121
Treasury shares	1	—	1		1	—	1
Non-controlling interests	168	—	168		174	—	174
Contributed surplus	96	3	99		92	—	92
Retained earnings	6,095	208	6,303		5,156	(72)	5,084
AOCI
Foreign currency translation adjustments	(575)	(326)	(901)		(495)	(211)	(706)
Unrealized losses on AFS securities	197	(176)	21		124	149	273
Net gains on cash flow hedges	17	(17)	—		1	(10)	(9)
Unrecognized post-retirement obligations	—	(950)	(950)		—	(704)	(704)

	$352,040	$(4,249)	$347,791		$335,944	$(1,327)	$334,617

(1)	Certain prior year balances have been restated to conform to the current year presentation.

(2)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $16,967 million as at October 31, 2010. The amounts of cash collateral receivable and payable on the contracts subject to master netting agreements were $4,890 million and $3,062 million, respectively. If we had adopted the offsetting provisions of FASB Staff Position ASC 815-10-45 (FIN 39-1), Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $10,777 million and $14,408 million, respectively.

Consolidated Financial Statements
Condensed consolidated statement of operations

$ millions, except share and per share amounts, for the year ended October 31	2010	2009	2008

Net income (loss) as reported	$2,452	$1,174	$(2,060)

Net interest income
Reclassification of certain financial assets	$81	$127	$(25)
Joint ventures	(31)	(39)	(63)
Preferred share liabilities	35	31	31
Non-interest income
Leverage loans held for sale	36	124	(260)
Joint ventures	(93)	(100)	(95)
Trading income (loss)	—	—	(850)
Reclassification of certain financial assets	563	(30)	—
FVO income (loss)	—	—	249
Capital repatriation	(411)	49	(47)
Derivative instruments and hedging activities	(422)	25	(7)
Day 1 P&L reversal	(1)	(4)	—
Business combination	(2)	—	—
OTTI	(1)	(2)	—
Equity accounting	(4)	3	(15)
Valuation adjustments	—	—	(16)
Insurance reserves and deferred acquisition costs	(8)	(13)	(15)
Non-interest expense
Joint ventures	98	111	115
Employee future benefits	16	(18)	5
Stock-based compensation	—	(29)	(141)
Net change in income taxes due to the above noted items	465	(65)	529

	321	170	(605)

Net income (loss) based on U.S. GAAP	2,773	1,344	(2,665)
Preferred share dividends and premiums	(205)	(193)	(150)

Net income (loss) applicable to common shareholders	$2,568	$1,151	$(2,815)

Weighted-average basic shares outstanding (thousands)	387,802	381,677	370,229
Add: stock options potentially exercisable	1,005	777	1,594

Weighted-average diluted shares outstanding (thousands)	388,807	382,454	371,823

Basic EPS	$6.62	$3.02	$(7.60)
Diluted EPS	$6.60	$3.01	$(7.60)

Consolidated statement of comprehensive income (loss)

$ millions, for the year ended October 31	2010	2009	2008

Net income (loss) based on U.S. GAAP	$2,773	$1,344	$(2,665)

OCI, net of tax
Foreign currency translation adjustments	(195)	(138)	619
Net change in AFS securities(1)	(252)	372	(28)
Net change in cash flow hedges	9	(26)	(44)
Change in unrecognized pension and post-retirement obligations	(246)	(236)	(24)

Total OCI	(684)	(28)	523

Comprehensive income (loss)	$2,089	$1,316	$(2,142)

(1)	Net of reclassification adjustments for net realized gains (losses) (including OTTI) included in net income of $230 million (2009: $236 million; 2008: $(5) million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2010	2009	2008

Foreign currency translation adjustments	$(11)	$(35)	$810
Net change in AFS securities	98	(99)	(68)
Net change in cash flow hedges	—	4	23
Change in unrecognized pension and post-retirement obligations	85	85	(39)

	$172	$(45)	$726

Consolidated Financial Statements
Financial Accounting Standards Board (FASB) Codification
FASB ASC 105 (SFAS 168), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (The FASB Codification)” identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the U.S. The FASB codification was effective for CIBC beginning May 1, 2009.
Equity accounting adjustments
Both Canadian and U.S. GAAP require the use of the equity method to account for such investments when the investor exerts significant influence. Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such limited partnership investments when the equity interest is more than minor.
Employee future benefits
As a result of the difference in the timing and the method of adoption of the accounting requirements for employee future benefits under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.
     In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Furthermore, under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.
     FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” also requires the recognition of the full funded status of a defined benefit post-retirement plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances are reported as a component of AOCI. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for fiscal 2011 is $104 million.
     Effective November 1, 2008, we adopted the remaining provision of FASB ASC 715 (SFAS 158), which requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year end date. As a result, we changed our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. The impact of the adoption of this provision of the standard was a decrease to the opening fiscal 2009 U.S. GAAP retained earnings of $6 million net of taxes.
Stock-based compensation
FASB ASC 718 (SFAS 123-R) “Share-based Payment” requires companies to measure and record compensation expense for stock options and other equity settled share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. Under Canadian GAAP we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, FASB ASC 718 (SFAS 123-R) requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. In addition, forfeitures are required to be estimated upfront whereas under Canadian GAAP forfeitures are recognized as incurred. A compensation expense difference for estimated forfeitures exists for all new awards granted subsequent to the adoption of FASB ASC 718 (SFAS 123-R).
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of FASB ASC 718 (SFAS 123-R), FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity.
     As described in Note 17 to the consolidated financial statements, CIBC redeemed all of its outstanding preferred share liabilities (non-cumulative Class A Preferred Shares Series 19 and Series 23) on October 31, 2010. As a result, the balance sheet reclassification from liabilities to shareholders’ equity under U.S. GAAP is no longer required. The related dividend payments and redemption loss of these preferred shares have no impact on U.S. GAAP earnings.
Capital repatriation
Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the foreign currency translation adjustments component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially completely liquidated. Accordingly we adjusted the Canadian GAAP results by decreasing non-interest income by $411 million (2009: increased non-interest income by $49 million), and decreasing tax expense by $528 million this year (2009: increased tax expense by $53 million). This also increased the foreign currency translation adjustment component within AOCI by $117 million (2009: reduced by $4 million).
Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only enacted tax rates under current legislation are required to be used.
Accounting for uncertainty in income taxes
FASB ASC 740 (FIN-48) “Accounting for Uncertainty in Income Taxes” clarifies the accounting for income taxes by prescribing a “more

Consolidated Financial Statements
likely than not” recognition threshold that a tax position is required to meet before being recognized in the financial statements. FASB ASC 740 (FIN-48) also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. We have assessed that the application of FASB ASC 740 (FIN-48) does not result in any adjustment to our Canadian GAAP financial statements.
Credit derivatives and standby and performance letters of credit
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.
The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings, as at October 31, 2010:

			Protection purchased with
	Protection sold		identical underlyings
	Maximum		Maximum	Fair	Net
	payout/	Fair	payout/	value	protection
$ millions, as at October 31	notional	value	notional	(net of CVA)	sold

2010 Credit derivatives
Credit default swaps	$12,080	$(1,883)	$9,981	$651	$2,099
Total return swaps	2,982	(156)	2,982	107	—

	$15,062	$(2,039)	$12,963	$758	$2,099

2009 Credit derivatives
Credit default swaps	$20,547	$(4,225)	$17,457	$1,270	$3,090
Total return swaps	3,657	(276)	3,564	176	93

	$24,204	$(4,501)	$21,021	$1,446	$3,183

The following table summarizes the maturity and ratings profile of credit protection sold as at October 31, 2010. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e. the attachment point) and deal-specific structures such as tests/triggers.

	Notional amount				Fair
$ millions, as at October 31	< 1 year	1 to 5 years	> 5 years	Total	value

2010 Risk rating of underlying assets
Investment grade	$67	$2,512	$4,027	$6,606	$(204)
Non-investment grade	5	728	5,694	6,427	(1,733)
Not rated	4	682	1,343	2,029	(102)

	$76	$3,922	$11,064	$15,062	$(2,039)

2009 Risk rating of underlying assets
Investment grade	$173	$3,916	$4,378	$8,467	$(408)
Non-investment grade	34	1,260	11,374	12,668	(3,645)
Not rated	30	918	2,121	3,069	(448)

	$237	$6,094	$17,873	$24,204	$(4,501)

Standby and performance letters of credit
The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers as of October 31, 2010. The ratings scale is representative of the payment or performance risk to CIBC under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s).

$ millions, as at October 31	2010	2009

Risk rating of customers
Investment grade	$3,954	$3,338
Non-investment grade	1,572	1,557
Not rated	195	228

	$5,721	$5,123

Consolidated Financial Statements
Derivative instruments and hedging activities
Canadian GAAP derivative and hedge accounting is substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may exhibit significant volatility in any given period relative to Canadian GAAP because:

•	We elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;

•	Canadian GAAP permits the use of cash instruments for certain foreign currency hedges, which is disallowed under U.S. GAAP; and

•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
FASB ASC 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB ASC 815 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FASB ASC 815 (SFAS 161), an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. Much of this disclosure is presented in Note 14 to the consolidated financial statements with the incremental requirements under FASB ASC 815 (SFAS 161) presented below.
     The following tables provide the derivatives-related gains (losses), before taxes, recognized in the U.S. GAAP consolidated statement of operations and OCI. Net gains of $44 million on items hedged under fair value hedges are included in net interest income for the year ended October 31, 2010 (2009: $20 million).

	Gains/(losses) recognized in consolidated statement of operations
	Net interest income			Non-interest income
		Recognized as	Recognized on		Recognized as	Recognized on	Gains/(losses)
	Directly	hedge	transfer from	Directly	hedge	transfer from	recognized in
$ millions, for the year ended October 31	recognized	ineffectiveness	AOCI	recognized	ineffectiveness	AOCI	OCI

2010 Derivatives held for ALM
Interest rate derivatives
Cash flow hedges	$—	$—	$18	$—	$—	$—	$—
Fair value hedges	(35)	8	n/a	—	—	n/a	n/a
Economic hedges(1)	—	n/a	n/a	(854)	n/a	n/a	n/a
Foreign exchange derivatives
Cash flow hedges	—	—	—	—	(11)	(27)	(5)
NIFO hedges	n/a	n/a	n/a	1	—	25	41
Credit and equity derivatives
Economic hedges	—	n/a	n/a	(25)	n/a	n/a	n/a

	$(35)	$8	$18	$(878)	$(11)	$(2)	$36

2009(2) Derivatives held for ALM
Interest rate derivatives
Cash flow hedges	$—	$—	$27	$—	$—	$—	$—
Fair value hedges	28	8	n/a	—	—	n/a	n/a
Economic hedges(1)	—	n/a	n/a	(282)	n/a	n/a	n/a
Foreign exchange derivatives
Cash flow hedges	—	—	—	—	(5)	(20)	(22)
NIFO hedges	n/a	n/a	n/a	6	—	404	130
Credit and equity derivatives
Economic hedges	—	n/a	n/a	(274)	n/a	n/a	n/a

	$28	$8	$27	$(550)	$(5)	$384	$108

$ millions, for the year ended October 31	2010	2009(2)

Derivatives held for trading
Interest rate	$26	$(357)
Foreign exchange	301	331
Equity	(90)	(316)
Commodities	85	(3)
Structured credit and others	100	320

	$422	$(25)

(1)	Includes derivative instruments held to economically hedge FVO financial instruments.

(2)	Certain prior year amounts have been restated.

n/a Not applicable.

Consolidated Financial Statements
Contingent features
Certain derivative instruments contain provisions that require CIBC’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If CIBC’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on October 31, 2010, is $5,963 million (2009: $7,471 million) for which we have posted collateral of $5,531 million (2009: $7,076 million) in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on October 31, 2010, we would be required to post an additional $95 million (2009: $106 million) of collateral to our counterparties.
Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.
Joint ventures
Our investments in joint ventures other than VIEs are accounted for using proportionate consolidation under Canadian GAAP and accounted for using the equity method under U.S. GAAP.
Leveraged loans held for sale
Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP while under Canadian GAAP, they are carried at amortized cost subject to OTTI.
Reclassification of certain financial assets
On August 1, 2008, certain trading financial assets, for which no active trading market existed and which management intended to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS under Canadian GAAP. Subsequently as a result of amendments to section 3855 “Financial Instrument — Recognition and Measurement”, with effect from November 1, 2008, we were required to reclassify all of our HTM securities to loans and receivables. The loans and receivables category does not contain a requirement to hold these securities to maturity.
     Under U.S. GAAP, we also reclassified certain trading financial assets to HTM and AFS, but did so on October 31, 2008. On October 31, 2009, we evaluated the appropriateness of the classification of HTM securities. Due to the change in the requirements of our primary GAAP, we could no longer demonstrate the positive intent to hold these securities to maturity. Therefore we reclassified these securities to AFS effective October 31, 2009. Since the reclassification does not qualify under the exemption provisions for the sale or transfer of HTM securities under FASB ASC 320 (SFAS 115), the reclassification decision is deemed to have “tainted” the HTM category and, accordingly, we are not permitted to prospectively classify any securities as HTM for a period of two years from the time of tainting.
     Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax MTM losses on the reclassified trading assets of $612 million were included in the U.S. GAAP net loss for 2008. Additional pre-tax interest income of $81 million (2009: $127 million) is included in U.S. GAAP earnings in the current year. The securities that were originally reclassified from HTM to AFS had a carrying value of $5,486 million and a fair value of $5,674 million as at October 31, 2010 (2009: $5,942 million and $6,151 million, respectively). The realized and unrealized gain (loss) related to these securities was $293 million and $(371) million, respectively for 2010 (2009: $394 million and $(321) million).
Fair value measurement
FASB ASC 820 (SFAS 157) “Fair Value Measurements and Disclosures”, and related pronouncements, became effective as of November 1, 2008, except for certain non-financial assets and non-financial liabilities which became effective for the fiscal year beginning November 1, 2009. This standard establishes a framework for measuring fair value and prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair value of assets and liabilities. Note 2 of the consolidated financial statements provides additional disclosure as to the classification of financial instruments into Levels 1, 2 and 3 of the fair value hierarchy.
     FASB ASC 820 (SFAS 157) defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It requires an entity to maximize the use of observable inputs and requires consideration of the entity’s own credit risk when measuring the fair value of liabilities.
     While FASB ASC 820 (SFAS 157) is largely consistent with the fair value measurement guidance contained in CICA handbook section 3855 and section 3862, the following key differences do exist:
•	Under FASB ASC 820 (SFAS 157), the transaction to sell the asset or transfer the liability takes place in the principal market, whereas Canadian GAAP assumes the transaction to take place in the most advantageous market. In practice, the most advantageous market is generally the principal market.

•	Under FASB ASC 820 (SFAS 157), recognition of inception gains/losses for derivatives is permitted if the determination of fair value includes the use of non-observable market inputs whereas Canadian GAAP requires deferral of inception gains/losses in such cases.

Consolidated Financial Statements
With the adoption of FASB ASC 820 (SFAS 157), we recorded an after-tax cumulative-effect adjustment of $4 million net of taxes as an increase to the U.S. GAAP opening retained earnings as of November 1, 2008 relating to the unamortized deferred profit previously not recognized.
Additional guidance and disclosures on fair value measurement and other-than-temporary impairment of securities
The following FASB Staff Positions (FSPs) provide additional application guidance and require enhancements to disclosures regarding fair value measurements and OTTI of securities.

•	FASB ASC 820-10-65 (FSP FAS 157-4), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, provides additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements for the fair value of financial instruments.

•	FASB ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2), “Recognition and Presentation of Other-than-Temporary Impairments”, amends the impairment assessment guidance and recognition principles of OTTI for debt securities and enhances the presentation and disclosure requirements for debt and equity securities. The FSP requires an entity to recognize an OTTI when the entity intends to sell the security, it is more likely than not that it will be required to sell the security before recovery, or when the entire amortized cost basis of the security will not be recovered. When an entity intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis less any current-period credit loss, the OTTI is recognized in earnings equal to the difference between fair value and amortized cost at the balance sheet date. In all other situations, the impairment is separated into an amount representing credit loss and amount relating to all other factors. The impairment related to credit loss is recognized in earnings and impairment related to other factors is recognized in OCI.
Fair value option
FASB ASC 825 (SFAS 159) “The Fair Value Option for Financial Assets and Liabilities” allows certain eligible financial instruments to be measured at fair value using the fair value option with the change in fair value being recognized in income. As Canadian GAAP permits the use of the fair value option, we had previously recorded certain securities and loans at fair value using this option. The impact of adopting this standard has resulted in the elimination of a Canadian/U.S. GAAP difference relating to financial instruments that are designated as trading under the fair value option.
Securitizations and variable interest entities (VIEs)
FASB ASC 860 (FSP FAS 140-4) and FASB ASC 810 (FIN 46(R)-8), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The FSP requires public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risks retained as well as any contractual or non-contractual support provided and any future financial support to special purpose entities. The FSP also amends FIN 46 revised December 2003, “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs.
     These additional disclosures are presented in Note 6 of the consolidated financial statements. As a result of the reclassification of financial instruments noted above, loans in third-party structured vehicles under Canadian GAAP with a fair value of $6,779 million (2009: $5,667 million) have been reclassified to AFS securities while loans in CIBC structured CDO vehicles under Canadian GAAP with a fair value of $411 million (2009: $484 million) have been reclassified to AFS securities.
Offsetting of amounts related to certain contracts
FASB ASC 815-10-45 (FSP FIN 39-1), Amendment of FASB FIN 39, permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. We elected not to apply the offsetting provisions.
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Business combinations
Effective November 1, 2009, we adopted FASB ASC 805 (SFAS 141 (R)), which replaces SFAS 141, “Business Combinations”. This standard improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FASB ASC 805 (SFAS 141 (R)) retains the fundamental concepts of SFAS 141 and requires the acquisition method of accounting and the identification of an acquirer for all business combinations.
     Upon the adoption of FASB ASC 805 the following differences exist:

•	An acquirer should recognize the identifiable assets, liabilities, and non-controlling interests in the acquiree at the full amounts of their fair value in a step acquisition;

•	An acquirer should measure assets or liabilities arising from a contingency at their acquisition date fair value. Subsequently, the acquirer should evaluate new information and measure a liability at the higher of its acquisition date fair value or the amount that would be recognized if applying FASB ASC 450 (SFAS 5), “Accounting for Contingencies”, and measure an asset at the lower of its acquisition date fair value or the best estimate of its future settlement amount;

•	An acquirer must expense acquisition-related and restructuring costs; and

•	Non-controlling interests in subsidiaries are initially measured at fair value and classified as a separate component of equity.
Note 3 of the consolidated financial statements provides disclosure of the acquisitions made during the year. With the adoption of FASB ASC 805, we recognized a contingent consideration agreement with a fair value of $5 million on the acquisition date related to the CIT transaction. We also expensed acquisition-related costs of $2 million relating to the acquisitions made during the year.

Consolidated Financial Statements
Accounting for non-controlling interests
Effective November 1, 2009, we adopted FASB ASC 810 (SFAS 160), “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. This standard requires the following retroactive changes in presentation:
•	Non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

•	Consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating EPS.
In addition, this standard requires the following prospective changes in measurement:
•	A loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and

•	A change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.
The adoption of this standard resulted in $168 million of non-controlling interests as at October 31, 2010 (2009: $174 million) being reclassified from liabilities to shareholders’ equity.
Accounting for transfers of financial assets and repurchase financing transactions
Effective November 1, 2009, we adopted FASB ASC 860-10-40 (FSP FAS 140-3), “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. This FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under FASB 860 (SFAS FASB 140), unless certain criteria are met. The adoption of this standard did not have a material impact on our financial position or earnings.
Fair value measurement — financial assets and liabilities
Effective November 1, 2009, we adopted Update 2009-05 “Fair Value Measurements and Disclosure (FASB ASC 820) —Measuring Liabilities at Fair Value”. This update provides clarification as to how to value a liability where a quoted price in an active market for an identical liability is not available. The update also specifies that the fair value of the liability can be measured in relation to the quoted price of the identical or similar liability when it is traded as an asset in an active market. In addition, it clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.
     In January 2010, the FASB issued FASB Accounting Standards Update ASU 2010-06 Fair Value Measurement and Disclosure (FASB ASC 820): Improving Disclosures about Fair Value Measurements. This update requires new disclosure of transfers in and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of desegregation and about inputs and valuation techniques used to measure fair value. The update is effective for us for reporting on October 31, 2010 except that separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments will be effective for us for our fiscal year beginning on November 1, 2010. Note 2 of the financial statements provides the disclosure of inputs and valuation techniques used to measure fair value.
Fair value measurement for financial assets and liabilities measured at fair value on a non-recurring basis
In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, FASB ASC 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the year ended October 31, 2010, we have certain equity securities and leveraged loans that are measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $79 million (2009: $77 million) to reflect OTTI of $48 million (2009: $83 million). The carrying value of the leveraged loans held for sale has been reduced by $112 million (2009: $195 million) to reflect the current market value of $550 million (2009: $608 million).
Fair value measurement — non-financial assets and liabilities
Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
     Effective November 1, 2009, we adopted the remaining provision of FASB ASC 820 (SFAS 157). The remaining provision primarily impacts us by requiring additional disclosures about our fair value measurements related to non-financial assets and liabilities.
     For the year ended October 31, 2010, certain foreclosed assets were classified as held for sale. The carrying value for these assets is the lower of cost or fair value less cost to sell. Fair value for these assets is determined using valuation techniques. As at October 31, 2010 the fair value of these assets was approximately $63 million and they were classified as Level 3 in the fair value hierarchy.
Investments in certain entities that calculate net asset value per share
Effective November 1, 2009, we adopted FASB Accounting Standards Update ASU 2009 —12 (FASB ASC 820) “Fair Value Measurements and Disclosure — Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This Update provides guidance on measuring the fair value of an investment in an investment company that does not have a readily determinable fair value. It permits entities to use net asset value as a practical expedient to measure the fair value of the investments. Additional disclosures are also required regarding the nature and risk of the investments. Our investments include certain limited partnerships held in our Merchant Banking portfolio where we are a limited partner. Fair value of these investments is based on the net asset

Consolidated Financial Statements
value provided by third-party fund managers and is adjusted for more recent information where available and appropriate. As at October 31, 2010, the fair value of these investments in limited partnerships was $475 million and our unfunded commitment was $152 million. These limited partnerships typically have a 10-year commitment period with varying extension terms.
Disclosure about post-retirement benefit plan assets
In December 2008, the FASB issued FASB ASC 715-20 (FAS 132 (R) -1), “Employer’s Disclosures about Postretirement Benefit Plan Assets”. This guidance requires an employer to disclose the following:
•	How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

•	The major categories of plan assets;

•	The inputs and valuation techniques used to measure the fair value of plan assets;

•	The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period;

•	Significant concentration of risk within plan assets; and

•	A description of the basis used to determine the overall expected long-term rate of return on assets assumption.
     The majority of this disclosure is presented in Note 22 to the consolidated financial statements.
     The incremental disclosure is presented in the table below that presents the level in the fair value hierarchy into which the defined benefit pension plans and other funded benefit plan assets and liabilities are categorized:

	Pension benefit plans			Other benefit plans
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
		Valuation	Valuation		Valuation	Valuation
		technique-	technique-		technique-	technique-
	Quoted market	observable	non-observable	Quoted market	observable	non-observable
$ millions, as at October 31, 2010	price	market inputs	market inputs	price	market inputs	market inputs

Assets(1)
Equity securities
Canadian equity	$582	$32	$—	$—	$—	$—
Non-Canadian equity	755	638	12	—	—	—
Debt securities
Short-term investments	310	168	—	—	—	—
Canadian bonds	251	1,402	—	—	26	—
Non-Canadian bonds	—	213	—	—	—	—
Real estate investments	—	—	172	—	—	—
Derivative instruments	15	—	—	—	—	—
Other	—	—	114	—	—	—

Total assets	$1,913	$2,453	$298	$—	$26	$—

Liabilities(1)
Derivative instruments	$—	$(4)	$—	$—	$—	$—

Total liabilities	$—	$(4)	$—	$—	$—	$—

(1)	Excludes assets and liabilities of these plans not measured at fair value.
     There were no transfers between levels during the year.
     The changes in fair value of Level 3 assets are summarized as follows:

		Net gains/(losses)		Purchases,
	Opening	included in income		(sales) and	Closing
$ millions, as at or for the year ended October 31, 2010	balance	Realized	Unrealized	(settlements)	balance

Equity securities	$17	$—	$1	$(6)	$12
Real estate investment	152	11	14	(5)	172
Infrastructure	120	—	(2)	(4)	114

	$289	$11	$13	$(15)	$298

Consolidated Financial Statements
Comparative amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted in 2010.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting for Transfers of Financial Assets and Repurchase Financing Transactions
     In June 2009, the FASB issued FASB ASC 860 (SFAS 166), “Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140”, which will be effective for us on November 1, 2010. FASB ASC 860 (SFAS 166) must be applied prospectively to transfers of financial assets occurring on or after its effective date. FASB ASC 860 (SFAS 166) eliminates the ability to reclassify mortgage loans to securities when a transfer to a Guaranteed Mortgage Securitization does not meet the sale accounting requirements. It also eliminates the concept of a QSPE for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance. Furthermore, the disclosure provisions of FASB ASC 805 (SFAS 166) will be applied to transfers that occurred both before and after the effective date.
     In June 2009, the FASB also issued FASB ASC 805 (SFAS 167), “Amendments to FASB Interpretation 46(R)”, which will also be effective for us on November 1, 2010. It amends FIN 46(R) “Consolidation of Variable Interest Entities” to require an enterprise to perform an analysis to determine whether the enterprise’s VIEs give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), FASB ASC 805 (SFAS 167) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE.
Disclosures about the credit quality of financing receivables and the allowance for credit losses
     In July 2010, the FASB issued FASB Accounting Standards Update ASU 2010-20 (FASB ASC 310). The objective of the amendments in this Update is for an entity to provide disclosures that facilitate financial statement users’ evaluation of the following:
•	The nature of credit risk inherent in the entity’s portfolio of financing receivables;

•	How that risk is analyzed and assessed in arriving at the allowance for credit losses; and

•	The changes and reasons for those changes in the allowance for credit losses.
     An entity is required to provide disclosures on a disaggregated basis. The amendments in this Update define two levels of disaggregation – portfolio segment and class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of portfolio segment.
     The amendments in this Update require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:
•	A roll forward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method;
•	For each disaggregated ending balance above, the related recorded investment in financing receivables;

•	The non-accrual status of financing receivables by class of financing receivables; and

•	Impaired financing receivables by class of financial receivables.
     The amendments in this Update require an entity to provide the following additional disclosures about its financing receivables:
•	Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables;

•	The aging of past due financing receivables at the end of the reporting period by class of financing receivables;
•	The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses;
•	The nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses; and
•	Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segment.
     This Update will be effective for us on November 1, 2010.

Consolidated Financial Statements
Note 31 Future Accounting Policy Changes
Business Combinations, Consolidated Financial Statements, and Non-controlling Interests
In January 2009, the CICA issued three new handbook sections: 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”.
     CICA handbook section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, this section addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill, and accounting for a non-controlling interest at the time of the business combination. Under this standard, most acquisition-related costs must now be accounted for as expenses in the periods they are incurred. This new section is applicable for acquisitions completed on or after November 1, 2011, although early adoption is permitted to facilitate the transition to IFRS in 2011.
     CICA handbook section 1601 establishes standards for the preparation of consolidated financial statements after the acquisition date. CICA handbook section 1602 addresses the accounting and presentation of non-controlling interests in the consolidated financial statements subsequent to a business combination. CICA handbook sections 1601 and 1602 must be adopted concurrently with CICA handbook section 1582.
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011, and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information also prepared in accordance with IFRS.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise-wide view and a dedicated project team.
     The requirements concerning the transition to IFRS are set out in IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from retroactive application, available under the transitional rules that we continue to evaluate.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post-employment benefits.
Financial impacts
Derecognition of financial instruments
There are differences between Canadian GAAP and existing IFRS concerning the determination of whether financial instruments should be derecognized from the consolidated balance sheet. Under IFRS, the determination of whether a financial asset should be derecognized is based to a greater extent on the transfer of risks and rewards, rather than on whether the assets have been legally isolated from the transferor.
     As a result, securitization transactions are much more likely to be accounted for as secured borrowings rather than as sales, which will result in an increase to total assets recorded on our consolidated balance sheet, and a charge to retained earnings at transition in respect of gains previously recorded from off-balance sheet accounting, particularly in respect of residential mortgages securitized through the creation of MBS under the CMB program and Government of Canada National Housing Act MBS Auction process. The on-balance sheet treatment for securitized mortgages may also impact our hedging strategies.
     The proposed change to IFRS 1 permitting transfers that occured before November 1, 2010 to be exempted from these requirements could reduce the initial impact of these accounting rules, although we may elect to still apply the rules retroactively, which would result in a gross-up to our opening IFRS balance sheet of approximately $29 billion in respect to the securitized residential mortgages.
Post-employment benefits
The IFRS 1 accounting election for post-employment benefits may also negatively impact our capital ratios through charging unamortized actuarial losses to retained earnings at transition, however this “fresh start” election would also reduce post-transition compensation expense through the elimination of amortization expense that would otherwise occur. Based on our October 31, 2010 actuarial valuation, the net impact of the “fresh-start” election combined with a number of other less significant IFRS differences relating to post-employment benefits, would be a reduction of Tier 1 capital of approximately $1.1 billion after-tax.
     Other elections related to the accounting for actuarial gains and losses that may arise after transition also have the potential to impact our capital and earnings in subsequent years. Regardless of the alternative we choose, we will record in expense the cost of benefits incurred during the year, plus the interest cost on the obligation net of the expected returns on plan assets.
Cumulative foreign currency translation differences
IFRS 1 allows entities to elect to charge the cumulative translation account for all foreign operations to retained earnings at transition. Based on the balance in the foreign currency translation account as at October 31, 2010, this “fresh-start” election would result in a reclassification of $575 million from AOCI to retained earnings. This adjustment would not impact our Tier 1 capital.
Future changes
Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences, although we expect that most of the changes arising from the proposed standards will not be effective for us until the years following our initial IFRS transition in fiscal 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that have not yet been finalized, and the prevailing business and economic facts and circumstances.